BMO Financial Group Reports Third Quarter 2026 Results

REPORT TO SHAREHOLDERS
BMO’s Third Quarter 2026 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended July 31, 2026, are available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights
Third Quarter 2026 compared with Third Quarter 2025:
•Reported net income1 of $1,750 million, a decrease of 25% from $2,330 million; adjusted net income1 of $2,859 million, an increase of 19% from $2,399 million
•Reported earnings per share (EPS)2 of $2.38, a decrease of 24% from $3.14; adjusted EPS1, 2 of $3.96, an increase of 22% from $3.23
•Provision for credit losses (PCL) of $722 million, a decrease from $797 million
•Reported return on equity (ROE) of 8.4%, compared with 11.6%; adjusted ROE1 of 14.0%, compared with 12.0%
•Common Equity Tier 1 (CET1) Ratio3 of 13.0%, compared with 13.5%

Year-to-Date 2026 compared with Year-to-Date 2025:
•Reported net income1 of $6,869 million, an increase of 7% from $6,430 million; adjusted net income1 of $8,143 million, an increase of 21% from $6,734 million
•Reported EPS2 of $9.30, an increase of 10% from $8.47; adjusted EPS1, 2 of $11.11, an increase of 25% from $8.89
•PCL of $2,207 million, a decrease from $2,862 million
•Reported ROE of 11.1%, compared with 10.5%; adjusted ROE1 of 13.3%, compared with 11.1%

Toronto, August 25, 2026 – BMO Financial Group (TSX:BMO) (NYSE:BMO) reported net income for the third quarter ended July 31, 2026 was $1,750 million, compared with $2,330 million in the prior year, and EPS of $2.38, compared with $3.14. Reported ROE was 8.4%, compared with 11.6% in the prior year. The decrease in reported results was driven by a charge related to the reduction in goodwill associated with the announced sale of BMO’s Transportation and Vendor Finance businesses. Adjusted net income of $2,859 million increased 19% from $2,399 million in the prior year, and adjusted EPS of $3.96 increased 22% from $3.23. Adjusted ROE was 14.0%, compared with 12.0% in the prior year.

“BMO delivered another strong quarter, driven by disciplined execution against the commitments we made at our March Investor Day to elevate ROE and accelerate growth. Every business segment delivered record pre-provision pre-tax earnings, with sustained momentum in Capital Markets and Wealth Management, and continued commercial loan growth in both Canada and the U.S. as we deepen client relationships across our franchise. Credit performance improved, reflecting our proactive risk management and well-diversified portfolio,” said Darryl White, CEO of BMO Financial Group.
“We continue to reallocate and deploy capital to areas positioned to deliver sustainable and long-term value for our shareholders. This includes profitable loan growth to help support economic expansion, investing in talent, technology and AI-powered capabilities, and returning capital through dividends and share repurchases, while maintaining a robust CET1 ratio,” concluded Mr. White.

Concurrent with the release of results, BMO announced a fourth quarter 2026 dividend of $1.71 per common share, unchanged from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.71 is equivalent to an annual dividend of $6.84 per common share. During the quarter, we purchased for cancellation 3.8 million common shares under the normal course issuer bid (NCIB), at an average price of $239.37 per share.
On August 25, 2026, we announced our intention to establish a new NCIB for up to 25 million common shares, subject to the approval of the Office of the Superintendent of Financial Institutions (OSFI) and the Toronto Stock Exchange. Once approvals are obtained, the timing and amount of purchases under the new NCIB will be at management’s discretion, based on factors such as market conditions and capital levels.

Caution
The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

(1)Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.
(2)All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.
BMO Financial Group Third Quarter Report 2026 1

Corporate Events
Divestitures
On October 16, 2025, we announced the sale of 138 BMO branches in select markets to First-Citizens Bank & Trust Company (First Citizens Bank) to support the optimization of our U.S. branch network and the redeployment of capital and resources. Under the terms of this agreement, First Citizens Bank will assume approximately US$5.3 billion (CAD$7.4 billion) in deposits and purchase approximately US$0.7 billion (CAD$1.0 billion) in loans as at July 31, 2026, for a net deposit premium of approximately 5% paid on closing. This transaction is expected to close in the fourth quarter of fiscal 2026, subject to regulatory approvals and customary closing conditions.
On May 11, 2026, we announced the sale of BMO’s Transportation Finance and Vendor Finance businesses to Stonepeak, including related loan portfolios which are part of our U.S. Banking and Canadian P&C operating segments, representing approximately US$9.2 billion (CAD$12.9 billion) and CAD$1.7 billion respectively, as at July 31, 2026. Stonepeak will acquire the assets of these businesses for cash consideration and an earn-out contingent upon the business achieving specified future performance targets. BMO will use a portion of the consideration to invest an approximate 19.9% equity interest in the new entity. As the transaction met the accounting requirements for assets held for sale, we recognized a charge of $1.1 billion pre-tax ($1.0 billion after-tax), primarily related to goodwill in the current quarter. The charge was recorded in non-interest expense in Corporate Services and treated as an adjusting item. The final amount is subject to closing adjustments and foreign exchange rates prevailing at the date of closing. This transaction is expected to close in the fourth quarter of fiscal 2026, subject to regulatory approvals and customary closing conditions.
Subsequent to the end of the quarter, on August 10, 2026, we, together with Royal Bank of Canada, entered into a definitive agreement with Francisco Partners for the sale of jointly-owned Moneris Solutions Corporation for cash consideration of approximately $2.0 billion, of which BMO’s share is 50%. We expect to record a gain on closing of approximately $620 million pre-tax ($600 million after-tax), which will be recorded in non-interest revenue in Corporate Services as an adjusting item. The transaction is expected to close by the end of the first quarter of fiscal year 2027, subject to regulatory approvals and customary closing conditions.
On closing, the divestitures noted above are expected to add approximately 50 basis points to the bank’s CET1 ratio. On a combined basis, these businesses contributed approximately 2% and 1% to the bank’s reported and adjusted revenue and expenses, respectively, and 5% to the bank’s net income on a reported basis and 3% on an adjusted basis in the current quarter.
These divestitures advance BMO's strategic priorities by improving capital efficiency and supporting the allocation of resources to core markets where the bank has attractive long-term growth opportunities.

Acquisitions
On June 29, 2026, we entered into a definitive agreement to acquire the Australia-based metals and mining focused capital markets business of Euroz Hartleys Group Limited (Euroz Hartleys). This acquisition is expected to close in the fourth quarter of calendar 2026, subject to Euroz Hartleys shareholder approval, regulatory approvals and satisfaction of other customary closing conditions. Following closing, the acquired business will form part of the Capital Markets operating segment.

For further information on the above divestitures and acquisition, refer to Note 13 of the unaudited interim consolidated financial statements.

Caution
This Corporate Events section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.
2 BMO Financial Group Third Quarter Report 2026

Enhanced Disclosure Task Force
Disclosures related to recommendations from the Financial Stability Board’s Enhanced Disclosure Task Force (EDTF) to provide high-quality, transparent risk disclosures are detailed in the index below, as presented in BMO’s 2025 Annual Report, the Third Quarter 2026 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI, is not and should not be considered incorporated by reference into our Third Quarter 2026 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2025 Annual Report	Q3 2026
			RTS	SFI	SRCI
General	1. Risk-related information in each report, including an index for easy navigation	67-107	4	Index	Index
	2. Risk terminology, measures and key parameters	70-107, 122-124	31	–	–
	3. Top and emerging risks	67-69	6,31	–	–
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	61	18	–	–
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	70-74	–	–	–
	6. Risk culture, risk appetite and procedures to support the culture	72-75	–	–	–
	7. Risks that arise from business models and activities	63,72-74	–	–	–
	8. Stress testing within the risk governance and capital frameworks	75	–	–	–
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	59-61,185	–	–	5-6,15
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	62	19	–	5-7,17-18
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital	–	–	–	8
	12. Capital management and strategic planning	58-63	–	–	–
	13. Risk-weighted assets (RWA) by operating segment	63	–	–	16
	14. Analysis of capital requirements for each method used in calculating RWA	59-63, 76-80	–	–	16,22-49, 55-67, 70-71,78-81,84-85, 88-93
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	–	–	–	22-49, 51-67,91-93
	16. Flow statement that reconciles movements in RWA by risk type	–	–	–	50,71,83
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	101-102	–	–	94
Liquidity	18. Management of liquidity needs, and liquidity reserve held to meet those needs	89-95	34-35,38	–	–
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	91	35-36	48	–
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	96-97	–	–	–
	21. Analysis of funding sources and funding strategy	92-93	35-36	–	–
Market Risk	22. Linkage of trading and non-trading market risk to the Consolidated Balance Sheet	88	33	–	–
	23. Significant trading and non-trading market risk factors	84-88	34	–	–
	24. Market risk model assumptions, validation procedures and back-testing	84-88, 101-102	–	–	–
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	84-88	33-34	–	–
Credit Risk	26. Analysis of credit risk profile, exposure and concentration	62-63,76-83, 145-152, 163-164	15-16,50-55	24-45	16-81
	27. Policies to identify impaired loans and renegotiated loans	146,151	–	–	–
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	82,148	16,50-52	–	–
	29. Counterparty credit risk arising from derivative transactions	76-78,83, 163-164	–	–	55-73
	30. Credit risk mitigation	76-78,147, 154,196-197	–	–	21,51-52,68
Other Risks	31. Discussion of other risks	70-73, 98-107	–	–	–
	32. Publicly known risk events involving material or potentially material loss events	98-107, 197-198	–	–	–
BMO Financial Group Third Quarter Report 2026 3

Management’s Discussion and Analysis
Management’s Discussion and Analysis (MD&A) commentary is as at August 25, 2026 for the period ended July 31, 2026. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2026, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2025, and the 2025 annual MD&A, contained in Bank of Montreal’s 2025 Annual Report.
The 2025 annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website, together with other disclosure materials, including interim filings, and our most recent Annual Information Form, Notice of Annual Meeting of Shareholders and Proxy Circular at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.
Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

Table of Contents
5	Caution Regarding Forward-Looking Statements		30	Off-Balance Sheet Arrangements
6	Economic Developments and Outlook		30	Accounting Policies and Critical Accounting Estimates and Judgments
7	Financial Highlights			30	Allowance for Credit Losses
8	Non-GAAP and Other Financial Measures		31	Future Changes in Accounting Policies
13	Impact of Foreign Exchange		31	Other Regulatory Developments
13	Net Income		31	Risk Management
14	Revenue			31	Top and Emerging Risks That May Affect Future Results
15	Total Provision for Credit Losses			32	Real Estate Secured Lending
16	Impaired Loans			33	International Exposures
16	Non-Interest Expense			33	Market Risk
17	Provision for Income Taxes			34	Liquidity and Funding Risk
17	Balance Sheet			37	Credit Ratings
18	Capital Management		40	Glossary of Financial Terms
21	Operating Segments Performance Review		43	Interim Consolidated Financial Statements
	21	Canadian Personal and Commercial Banking (Canadian P&C)		43	Consolidated Statement of Income
	23	U.S. Banking		44	Consolidated Statement of Comprehensive Income
	25	Wealth Management		45	Consolidated Balance Sheet
	26	Capital Markets		46	Consolidated Statement of Changes in Equity
	28	Corporate Services		47	Consolidated Statement of Cash Flows
29	Summary Quarterly Earnings Trends			48	Notes to Interim Consolidated Financial Statements
30	Transactions with Related Parties		69	Investor and Media Information

Bank of Montreal's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2026, of Bank of Montreal's disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
There were no changes in our internal control over financial reporting during the quarter ended July 31, 2026, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.
As in prior quarters, Bank of Montreal's Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.
4 BMO Financial Group Third Quarter Report 2026

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2026 and beyond; our strategies or future actions; our targets and commitments; expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; technological change, including the use of data and artificial intelligence (AI) in our business, including generative AI; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs, liquidity and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For further information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, liquidity and funding, operational non-financial, legal and regulatory compliance, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report, and the Risk Management section in our Third Quarter 2026 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2025 Annual Report, as updated in the Economic Developments and Outlook section and the Risk Management – Geopolitical and Trade Developments section in our Third Quarter 2026 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2025 Annual Report, as updated in the Allowance for Credit Losses section in our Third Quarter 2026 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about BMO expected financial performance (including balance sheet, income statement and regulatory capital figures), consideration received, applicable taxes, estimated values of transaction-related assets and liabilities, expected closing dates of the proposed divestitures, transaction costs, foreign exchange rates, and assumed accounting treatment were considered in estimating the impact of the divestitures on BMO's CET1 ratio. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group Third Quarter Report 2026 5

Economic Developments and Outlook (1)
The North American economy has remained resilient, despite significant risks, including the escalation of the U.S.-Iran conflict and its potential to sharply increase energy, food and transportation costs, and ongoing trade and tariff uncertainty. The U.S. has imposed 50% tariffs on around 5% of goods imported from Canada. These tariffs took effect on August 22 and could potentially reduce Canada’s annual economic growth depending on the scope of retaliation by both countries, compared with the estimates noted below. The renegotiation of the United States-Mexico-Canada Agreement (USMCA) also poses a significant risk to trade policies and Canada’s economy. The U.S. government’s decision not to extend the previous agreement on July 1, 2026 was widely anticipated and sets the stage for annual reviews. Although talks could extend into next year, we expect Canada to retain the compliance exemption that allows most exports to enter the United States duty-free.
After struggling to grow at the turn of the year, Canada’s economy is expected to return to a moderate expansion. Although constrained by elevated tariffs on certain key exports to the United States and weakness in some regional housing markets, the economy has benefited from Canada’s status as a large net exporter of resources at a time when energy and metal prices have risen in value. Real gross domestic product (GDP) is estimated to have increased more than 3% annualized in the second quarter of 2026, due to increases in exports, consumer spending and federal defence expenditures. The economy is projected to expand 1.0% in 2026, down from 1.9% in 2025, before strengthening to a 2.0% rate in 2027. The unemployment rate fell to 6.4% in July 2026 from 6.9% in July 2025 amid a rebound in employment growth and is anticipated to decline slightly further in the year ahead. Consumer price inflation was 3.0% year-over-year in July 2026, lifted by higher gasoline prices, but is projected to moderate over the next year, as oil prices ease. After reducing policy rates by a total of 100 basis points in 2025, the Bank of Canada is expected to maintain a steady policy rate to support the economy and employment. The Canadian dollar has weakened recently against a firm U.S. dollar, but is projected to strengthen moderately in the year ahead amid narrowing interest-rate differentials with the United States. Although housing market activity is showing signs of stabilization, it remains weak in Ontario and British Columbia due to affordability challenges and immigration restrictions. As a result, industry-wide growth in residential mortgage balances of 4.2% year-over-year in June 2026 is expected to remain moderate over the remainder of this year. Year-over-year growth in consumer credit (excluding mortgages) was firm at 4.8% in June 2026 and is expected to remain steady in the current year alongside stable interest rates. Industry-wide growth in non-financial corporate credit balances was 3.6% year-over-year in June 2026 and will likely remain subdued until trade-policy uncertainty eases.
The U.S. economy continues to expand moderately. Real GDP grew at a slower annualized rate of 1.5% in the second quarter of 2026, held back by a decline in business inventories, but is estimated to have increased faster in the third quarter of 2026. Despite higher fuel costs, consumer spending remains well supported by increased tax refunds and the wealth effect from rising equity markets. Substantial investment in AI technologies and data centres continues to drive business spending. Real GDP is expected to increase 2.1% in 2026, similar to the pace in 2025, and to continue growing around 2.0% in 2027. The unemployment rate remained low at 4.1% in July 2026, held down by a shrinking labour force as a result of immigration restrictions and increased retirements. Consumer price inflation fell to 3.4% year-over-year in July 2026 from a recent peak of 4.2% in May amid lower fuel costs. We expect inflation to moderate further and average 2.3% in 2027, as energy prices retreat. The Federal Reserve is expected to maintain a stable policy rate in 2026 before shifting to a more accommodative stance in late 2027, as inflation returns to the 2% target. Longer-term interest rates are expected to decrease only modestly amid concerns about the large federal budget deficit. Growth in industry-wide residential mortgage balances was modest at 1.4% year-over-year in July 2026 amid continued weakness in home sales, and is likely to remain subdued until mortgage rates decline. Year-over-year growth in consumer loan balances improved to 5.5% in July 2026 and is projected to remain firm in 2026. Year-over-year growth in business, industrial and commercial real estate credit strengthened to 5.8% in July 2026 and is anticipated to remain strong over the rest of 2026, supported by AI-related investment demand.
The economic outlook is subject to several risks that could impact the North American economy. The most immediate threat is a further escalation of the Iran war and a prolonged closure of the Strait of Hormuz, which would sharply increase energy and transportation costs. In addition, Canadian businesses face longer-term risks if the renegotiation of the USMCA is unsuccessful, as significant tariffs could then apply to most goods exported to the United States, potentially leading to a recession in Canada. Even under successful renegotiation of the USMCA, some tariffs are likely to remain in place, though government measures to promote investment in energy and resource projects could provide some offsetting support to the economy. Additional risks include a potential escalation of the Russia-Ukraine war and the possibility of a destabilizing correction in equity markets amid elevated valuations.
Our operations, clients and customers may be affected by significant changes to the economic environment and heightened economic uncertainty. An increase in provisions for credit losses, volatility in capital markets and slower loan growth could result if tariffs increased substantially. Management regularly monitors the economic environment and takes proactive measures to respond to uncertainties and reduce the impact on our results.

Caution
This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.
6 BMO Financial Group Third Quarter Report 2026

Financial Highlights

TABLE 1
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q3-2025	YTD-2026	YTD-2025
Summary Income Statement (1)
Net interest income	5,567	5,268	5,496	16,478	15,991
Non-interest revenue	4,329	4,299	3,492	12,809	10,942
Revenue	9,896	9,567	8,988	29,287	26,933
Provision for credit losses on impaired loans	708	734	773	2,181	2,397
Provision for credit losses on performing loans	14	5	24	26	465
Total provision for credit losses (PCL)	722	739	797	2,207	2,862
Non-interest expense	6,678	5,330	5,105	17,761	15,551
Provision for income taxes	746	868	756	2,450	2,090
Net income	1,750	2,630	2,330	6,869	6,430
Net income attributable to non-controlling interest in subsidiaries	2	4	3	5	9
Dividends on preferred shares and distributions on other equity instruments	81	139	66	301	273
Net income available to common shareholders	1,667	2,487	2,261	6,563	6,148
Adjusted net income	2,859	2,733	2,399	8,143	6,734
Adjusted net income available to common shareholders	2,776	2,590	2,330	7,837	6,452
Common Share Data ($, except as noted) (1)
Basic earnings per share	2.38	3.54	3.14	9.33	8.48
Diluted earnings per share	2.38	3.53	3.14	9.30	8.47
Adjusted diluted earnings per share	3.96	3.67	3.23	11.11	8.89
Book value per share	113.06	111.17	108.29	113.06	108.29
Closing share price	251.47	206.84	152.94	251.47	152.94
Number of common shares outstanding (in millions)
End of period	697.1	700.4	716.3	697.1	716.3
Average basic	699.4	702.7	719.5	703.5	724.8
Average diluted	701.7	704.6	720.8	705.4	726.0
Market capitalization ($ millions)	175,311	144,874	109,552	175,311	109,552
Dividends declared per common share	1.71	1.67	1.63	5.05	4.81
Dividend yield (%)	2.7	3.2	4.3	2.7	4.2
Dividend payout ratio (%)	71.7	47.2	51.9	54.1	56.7
Adjusted dividend payout ratio (%)	43.1	45.3	50.3	45.3	54.0
Financial Measures and Ratios (%) (1) (2)
Return on equity	8.4	13.0	11.6	11.1	10.5
Adjusted return on equity	14.0	13.5	12.0	13.3	11.1
Return on tangible common equity	11.3	17.3	15.6	14.9	14.3
Adjusted return on tangible common equity	18.0	17.6	15.6	17.2	14.5
Efficiency ratio	67.5	55.7	56.8	60.6	57.7
Adjusted efficiency ratio	54.9	54.4	55.8	55.7	56.2
Operating leverage	(20.7)	4.0	4.2	(5.5)	9.8
Adjusted operating leverage	1.6	4.1	2.9	1.0	4.7
Net interest margin on average earning assets	1.60	1.61	1.69	1.63	1.64
Adjusted net interest margin, excluding Global Markets and Insurance	2.26	2.29	2.21	2.29	2.17
Effective tax rate	29.9	24.8	24.5	26.3	24.5
Adjusted effective tax rate	24.0	24.6	24.5	24.6	24.6
Total PCL-to-average net loans and acceptances	0.41	0.45	0.47	0.43	0.56
PCL on impaired loans-to-average net loans and acceptances	0.41	0.45	0.45	0.43	0.47
Balance Sheet and Other Information (as at, $ millions, except as noted)
Assets	1,538,685	1,499,543	1,431,553	1,538,685	1,431,553
Average earning assets	1,379,889	1,342,662	1,287,815	1,352,419	1,305,339
Gross loans and acceptances	703,174	685,009	682,750	703,174	682,750
Net loans and acceptances	697,927	679,945	677,585	697,927	677,585
Deposits	1,017,834	966,901	955,363	1,017,834	955,363
Common shareholders’ equity	78,817	77,864	77,567	78,817	77,567
Total risk-weighted assets (3)	454,757	443,711	430,134	454,757	430,134
Assets under administration	913,942	896,603	810,244	913,942	810,244
Assets under management	603,542	571,768	464,182	603,542	464,182
Capital and Liquidity Measures (%) (3)
Common Equity Tier 1 Ratio	13.0	13.0	13.5	13.0	13.5
Tier 1 Capital Ratio	14.7	14.7	15.5	14.7	15.5
Total Capital Ratio	16.6	16.9	17.8	16.6	17.8
Leverage Ratio	4.2	4.3	4.5	4.2	4.5
TLAC Ratio	29.2	29.0	29.5	29.2	29.5
Liquidity Coverage Ratio	125	128	130	125	130
Net Stable Funding Ratio	114	114	118	114	118
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.4019	1.3584	1.3847	1.4019	1.3847
Average Canadian/U.S. dollar	1.4004	1.3721	1.3730	1.3829	1.4077
(1)Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section.
(2)PCL, ROE and ROTCE ratios are presented on an annualized basis.
(3)Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Third Quarter Report 2026 7

Non-GAAP and Other Financial Measures
Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non‑GAAP basis, as described below. We believe that these non‑GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.
Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.
For further information regarding the composition of our non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Adjusted measures and ratios
Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non‑interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non‑GAAP. Presenting results on both a reported and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not reflect ongoing business performance. As such, the presentation may facilitate readers’ analysis of underlying trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Net Interest Margin, excluding Global Markets and Insurance
Effective the first quarter of fiscal 2026, we report net interest margin on a basis that excludes net interest income from our Global Markets business in Capital Markets, and average earning assets from our Global Markets and Insurance businesses. Management considers this measure to be useful in allowing readers to assess performance of BMO’s lending, investing and deposit-raising activities without the volatility that may be associated with market and trading-related activities. This measure replaces net interest margin, excluding trading and insurance previously disclosed, and prior periods have been reclassified to conform with the current period’s presentation.

Tangible common equity and return on tangible common equity
Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful as a consistent measure of the performance of businesses, whether they were acquired or developed organically.

Adjusting Items
Adjusted results in the current quarter and prior periods excluded the following items:
•Impact of divestitures of $1,106 million ($973 million after-tax) in the current quarter included the announced sale of BMO’s Transportation Finance and Vendor Finance businesses resulting in a charge of $1,092 million ($962 million after-tax), primarily related to goodwill, as well as divestiture-related costs related to the announced sale of 138 branches in select U.S. markets of $14 million ($10 million after-tax). Prior periods included costs related to the sale of branches of $26 million ($24 million after-tax) in Q2-2026 and $4 million ($3 million after-tax) in Q1-2026. Amounts are recorded in non-interest expense in Corporate Services.
•Acquisition and integration costs of $6 million ($4 million after-tax) in the current quarter. Prior periods included expenses of $3 million ($2 million after-tax) in Q2-2026, $9 million ($7 million after-tax) in Q1-2026, $5 million ($4 million after-tax) in Q3-2025, a reversal of $2 million ($1 million after-tax) in Q2-2025 and expenses of $10 million ($7 million after-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment: Burgundy in Wealth Management and Bank of the West in Corporate Services.
•Amortization of acquisition-related intangible assets of $94 million ($69 million after-tax) in the current quarter. Prior periods included $93 million ($70 million after-tax) in Q2-2026, $96 million ($71 million after-tax) in Q1-2026, $93 million ($69 million after-tax) in Q3-2025, $109 million ($81 million after-tax) in Q2-2025 and $106 million ($79 million after-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment.
•Change in fair value of contingent consideration related to the acquisition of Burgundy, recorded in non-interest revenue in Wealth Management. The increase in contingent consideration and reduction in non-interest revenue was $63 million (pre-tax and after-tax) in the current quarter, $7 million (pre-tax and after-tax) in Q2-2026 and $16 million (pre-tax and after-tax) in Q1-2026. For further information, refer to Note 13 of the unaudited interim consolidated financial statements and Note 9 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
8 BMO Financial Group Third Quarter Report 2026

•U.S. Federal Deposit Insurance Corporation (FDIC) special assessment recorded in non-interest expense in Corporate Services. Q1-2026 included a partial reversal of a prior charge of $47 million ($35 million after-tax). Prior periods included a partial reversal of $5 million ($4 million after-tax) in Q3-2025, expenses of $5 million ($4 million after-tax) in Q2-2025 and a partial reversal of $7 million ($5 million after-tax) in Q1-2025.
•Impact of aligning accounting policies for employee vacation across legal entities of $96 million ($70 million after-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.

Adjusting items in aggregate decreased net income by $1,109 million in the current quarter, compared with a $69 million decrease in the prior year and a decrease of $103 million in the prior quarter. On a year-to-date basis, adjusting items in aggregate decreased net income by $1,274 million, compared with a decrease of $304 million in the prior year.

Non-GAAP and Other Financial Measures (1)

TABLE 2
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q3-2025	YTD-2026	YTD-2025
Reported Results
Net interest income	5,567	5,268	5,496	16,478	15,991
Non-interest revenue	4,329	4,299	3,492	12,809	10,942
Revenue	9,896	9,567	8,988	29,287	26,933
Provision for credit losses	722	739	797	2,207	2,862
Non-interest expense	6,678	5,330	5,105	17,761	15,551
Income before income taxes	2,496	3,498	3,086	9,319	8,520
Provision for income taxes	746	868	756	2,450	2,090
Net income	1,750	2,630	2,330	6,869	6,430
Dividends on preferred shares and distributions on other equity instruments	81	139	66	301	273
Net income (loss) attributable to non-controlling interest in subsidiaries	2	4	3	5	9
Net income available to common shareholders	1,667	2,487	2,261	6,563	6,148
Diluted EPS ($)	2.38	3.53	3.14	9.30	8.47
Adjusting Items Impacting Revenue (Pre-tax)
Change in fair value of contingent consideration (2)	(63)	(7)	–	(86)	–
Impact of adjusting items on revenue (pre-tax)	(63)	(7)	–	(86)	–
Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs	(6)	(3)	(5)	(18)	(13)
Amortization of acquisition-related intangible assets (3)	(94)	(93)	(93)	(283)	(308)
Impact of divestitures	(1,106)	(26)	–	(1,136)	–
FDIC special assessment	–	–	5	47	7
Impact of alignment of accounting policies	–	–	–	–	(96)
Impact of adjusting items on non-interest expense (pre-tax)	(1,206)	(122)	(93)	(1,390)	(410)
Adjusting Items Impacting Revenue (After-tax)
Change in fair value of contingent consideration (2)	(63)	(7)	–	(86)	–
Impact of adjusting items on revenue (after-tax)	(63)	(7)	–	(86)	–
Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs	(4)	(2)	(4)	(13)	(10)
Amortization of acquisition-related intangible assets (3)	(69)	(70)	(69)	(210)	(229)
Impact of divestitures	(973)	(24)	–	(1,000)	–
FDIC special assessment	–	–	4	35	5
Impact of alignment of accounting policies	–	–	–	–	(70)
Impact of adjusting items on non-interest expense (after-tax)	(1,046)	(96)	(69)	(1,188)	(304)
Impact of adjusting items on reported net income (after-tax)	(1,109)	(103)	(69)	(1,274)	(304)
Impact on diluted EPS ($)	(1.58)	(0.14)	(0.09)	(1.81)	(0.42)
Adjusted Results
Net interest income	5,567	5,268	5,496	16,478	15,991
Non-interest revenue	4,392	4,306	3,492	12,895	10,942
Revenue	9,959	9,574	8,988	29,373	26,933
Provision for credit losses	722	739	797	2,207	2,862
Non-interest expense	5,472	5,208	5,012	16,371	15,141
Income before income taxes	3,765	3,627	3,179	10,795	8,930
Provision for income taxes	906	894	780	2,652	2,196
Net income	2,859	2,733	2,399	8,143	6,734
Net income available to common shareholders	2,776	2,590	2,330	7,837	6,452
Diluted EPS ($)	3.96	3.67	3.23	11.11	8.89
(1)Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.
(2)Recorded in non-interest revenue.
(3)Represents amortization of acquisition-related intangible assets and any impairment.

BMO Financial Group Third Quarter Report 2026 9

Summary of Reported and Adjusted Results by Operating Segment

TABLE 3
			Wealth	Capital	Corporate		U.S. Operations (1)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
Q3-2026
Reported net income (loss)	980	868	408	645	(1,151)	1,750	68
Dividends on preferred shares and distributions on
other equity instruments	12	15	2	15	37	81	16
Net income attributable to non-controlling interest in subsidiaries	–	1	–	–	1	2	1
Net income (loss) available to common shareholders	968	852	406	630	(1,189)	1,667	51
Acquisition and integration costs	–	–	4	–	–	4	–
Amortization of acquisition-related intangible assets	3	57	5	4	–	69	42
Change in fair value of contingent consideration	–	–	63	–	–	63	–
Impact of divestitures	–	–	–	–	973	973	684
Adjusted net income (loss) (2)	983	925	480	649	(178)	2,859	794
Adjusted net income (loss) available to common shareholders (2)	971	909	478	634	(216)	2,776	777
Q2-2026
Reported net income (loss)	884	790	428	638	(110)	2,630	655
Dividends on preferred shares and distributions on
other equity instruments	11	14	1	15	98	139	15
Net income attributable to non-controlling interest in subsidiaries	–	4	–	–	–	4	3
Net income (loss) available to common shareholders	873	772	427	623	(208)	2,487	637
Acquisition and integration costs	–	–	2	–	–	2	–
Amortization of acquisition-related intangible assets	3	57	7	3	–	70	43
Change in fair value of contingent consideration	–	–	7	–	–	7	–
Impact of divestitures	–	–	–	–	24	24	18
Adjusted net income (loss) (2)	887	847	444	641	(86)	2,733	716
Adjusted net income (loss) available to common shareholders (2)	876	829	443	626	(184)	2,590	698
Q3-2025
Reported net income (loss)	849	767	392	442	(120)	2,330	661
Dividends on preferred shares and distributions on
other equity instruments	12	15	1	11	27	66	3
Net income attributable to non-controlling interest in subsidiaries	–	2	–	–	1	3	3
Net income (loss) available to common shareholders	837	750	391	431	(148)	2,261	655
Acquisition and integration costs	–	–	3	–	1	4	1
Amortization of acquisition-related intangible assets	3	62	–	4	–	69	47
FDIC special assessment	–	–	–	–	(4)	(4)	(3)
Adjusted net income (loss) (2)	852	829	395	446	(123)	2,399	706
Adjusted net income (loss) available to common shareholders (2)	840	812	394	435	(151)	2,330	700
YTD-2026
Reported net income (loss)	2,812	2,400	1,188	1,940	(1,471)	6,869	1,438
Dividends on preferred shares and distributions on
other equity instruments	36	43	5	45	172	301	48
Net income attributable to non-controlling interest in subsidiaries	–	3	–	–	2	5	3
Net income (loss) available to common shareholders	2,776	2,354	1,183	1,895	(1,645)	6,563	1,387
Acquisition and integration costs	–	–	13	–	–	13	–
Amortization of acquisition-related intangible assets	9	174	17	10	–	210	131
Change in fair value of contingent consideration	–	–	86	–	–	86	–
Impact of divestitures	–	–	–	–	1,000	1,000	704
FDIC special assessment	–	–	–	–	(35)	(35)	(26)
Adjusted net income (loss) (2)	2,821	2,574	1,304	1,950	(506)	8,143	2,247
Adjusted net income (loss) available to common shareholders (2)	2,785	2,528	1,299	1,905	(680)	7,837	2,196
(1)U.S. Operations comprises reported and adjusted results recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(2)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

10 BMO Financial Group Third Quarter Report 2026

Summary of Reported and Adjusted Results by Operating Segment (Continued)

TABLE 3 (Continued)
			Wealth	Capital	Corporate		U.S. Operations (1)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
YTD-2025
Reported net income (loss)	2,490	2,003	1,040	1,465	(568)	6,430	1,815
Dividends on preferred shares and distributions on
other equity instruments	35	46	4	31	157	273	9
Net income attributable to non-controlling interest in subsidiaries	–	7	–	–	2	9	7
Net income (loss) available to common shareholders	2,455	1,950	1,036	1,434	(727)	6,148	1,799
Acquisition and integration costs	–	–	3	–	7	10	5
Amortization of acquisition-related intangible assets	10	208	–	11	–	229	153
FDIC special assessment	–	–	–	–	(5)	(5)	(4)
Impact of alignment of accounting policies	–	–	–	–	70	70	25
Adjusted net income (loss) (2)	2,500	2,211	1,043	1,476	(496)	6,734	1,994
Adjusted net income (loss) available to common shareholders (2)	2,465	2,158	1,039	1,445	(655)	6,452	1,978
See previous page for footnote references.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Return on Equity and Return on Tangible Common Equity

TABLE 4
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q3-2025	YTD-2026	YTD-2025
Reported net income	1,750	2,630	2,330	6,869	6,430
Net income attributable to non-controlling interest in subsidiaries	2	4	3	5	9
Net income attributable to bank shareholders	1,748	2,626	2,327	6,864	6,421
Dividends on preferred shares and distributions on other equity instruments	81	139	66	301	273
Net income available to common shareholders (A)	1,667	2,487	2,261	6,563	6,148
After-tax amortization of acquisition-related intangible assets	69	70	69	210	229
Net income available to common shareholders after adjusting for amortization of
acquisition-related intangible assets (B)	1,736	2,557	2,330	6,773	6,377
After-tax impact of other adjusting items (1)	1,040	33	–	1,064	75
Adjusted net income available to common shareholders (C)	2,776	2,590	2,330	7,837	6,452
Average common shareholders’ equity (D)	78,960	78,641	77,048	78,895	77,996
Goodwill	(16,179)	(16,762)	(16,536)	(16,591)	(16,943)
Acquisition-related intangible assets	(2,281)	(2,289)	(2,234)	(2,300)	(2,382)
Net of related deferred tax liabilities	760	837	935	817	976
Average tangible common equity (E)	61,260	60,427	59,213	60,821	59,647
Return on equity (%) (= A/D) (2)	8.4	13.0	11.6	11.1	10.5
Adjusted return on equity (%) (= C/D) (2)	14.0	13.5	12.0	13.3	11.1
Return on tangible common equity (%) (= B/E) (2)	11.3	17.3	15.6	14.9	14.3
Adjusted return on tangible common equity (%) (= C/E) (2)	18.0	17.6	15.6	17.2	14.5
(1)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
(2)Quarterly calculations are on an annualized basis.
BMO Financial Group Third Quarter Report 2026 11

Return on Equity by Operating Segment (1)

TABLE 5
			Wealth	Capital	Corporate		U.S. Operations (2)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
Q3-2026
Reported
Net income (loss) available to common shareholders	968	852	406	630	(1,189)	1,667	51
Total average common equity	16,830	36,658	4,480	15,600	5,392	78,960	32,623
Return on equity (%)	22.8	9.2	35.9	16.0	na	8.4	0.6
Adjusted (3)
Net income (loss) available to common shareholders	971	909	478	634	(216)	2,776	777
Total average common equity	16,830	36,658	4,480	15,600	5,392	78,960	32,623
Return on equity (%)	22.9	9.8	42.4	16.1	na	14.0	9.5
Q2-2026
Reported
Net income (loss) available to common shareholders	873	772	427	623	(208)	2,487	637
Total average common equity	16,691	36,658	4,402	15,362	5,528	78,641	33,130
Return on equity (%)	21.4	8.6	39.8	16.6	na	13.0	7.9
Adjusted (3)
Net income (loss) available to common shareholders	876	829	443	626	(184)	2,590	698
Total average common equity	16,691	36,658	4,402	15,362	5,528	78,641	33,130
Return on equity (%)	21.5	9.3	41.3	16.7	na	13.5	8.6
Q3-2025
Reported
Net income (loss) available to common shareholders	837	750	391	431	(148)	2,261	655
Total average common equity	16,764	36,298	2,992	13,586	7,408	77,048	32,462
Return on equity (%)	19.8	8.2	51.8	12.6	na	11.6	8.0
Adjusted (3)
Net income (loss) available to common shareholders	840	812	394	435	(151)	2,330	700
Total average common equity	16,764	36,298	2,992	13,586	7,408	77,048	32,462
Return on equity (%)	19.9	8.9	52.2	12.7	na	12.0	8.6
YTD-2026
Reported
Net income (loss) available to common shareholders	2,776	2,354	1,183	1,895	(1,645)	6,563	1,387
Total average common equity	16,641	36,705	4,360	15,394	5,795	78,895	32,966
Return on equity (%)	22.3	8.6	36.3	16.5	na	11.1	5.6
Adjusted (3)
Net income (loss) available to common shareholders	2,785	2,528	1,299	1,905	(680)	7,837	2,196
Total average common equity	16,641	36,705	4,360	15,394	5,795	78,895	32,966
Return on equity (%)	22.4	9.2	39.8	16.5	na	13.3	8.9
YTD-2025
Reported
Net income (loss) available to common shareholders	2,455	1,950	1,036	1,434	(727)	6,148	1,799
Total average common equity	16,679	37,282	3,022	13,679	7,334	77,996	32,605
Return on equity (%)	19.7	7.0	45.8	14.0	na	10.5	7.4
Adjusted (3)
Net income (loss) available to common shareholders	2,465	2,158	1,039	1,445	(655)	6,452	1,978
Total average common equity	16,679	37,282	3,022	13,679	7,334	77,996	32,605
Return on equity (%)	19.8	7.8	46.0	14.1	na	11.1	8.1
(1)Return on equity is based on allocated capital. Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, including risk-weighted assets and capital deductions, with unallocated capital reported in Corporate Services. Effective the first quarter of fiscal 2026, the allocation approach was updated to primarily reflect an increase in the capital allocation rate to 12.5% of risk-weighted assets, compared with 12.0% in fiscal 2025. Capital allocation methodologies are reviewed annually. For further information, refer to the How BMO Reports Operating Segments Results section. Return on equity ratios are presented on an annualized basis.
(2)U.S. Operations comprises reported and adjusted results and allocated capital recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(3)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
na - not applicable
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Caution
This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

12 BMO Financial Group Third Quarter Report 2026

Impact of Foreign Exchange

TABLE 6
	Q3-2026		YTD-2026
(Canadian $ in millions, except as noted)	vs. Q3-2025	vs. Q2-2026	vs. YTD-2025
Canadian/U.S. dollar exchange rate (average)
Current period	1.4004	1.4004	1.3829
Prior period	1.3730	1.3721	1.4077
	Increased/(Decreased)
Effects on U.S. Operations reported results
Net interest income	49	50	(133)
Non-interest revenue	25	28	(69)
Total revenue	74	78	(202)
Provision for credit losses	(4)	(5)	19
Non-interest expense	(47)	(49)	126
Provision for income taxes	(5)	(5)	12
Net income	18	19	(45)
Impact on basic earnings per share ($)	0.02	0.03	(0.06)
Impact on diluted earnings per share ($)	0.02	0.03	(0.06)
Effects on U.S. Operations adjusted results (1)
Net interest income	49	50	(133)
Non-interest revenue	25	28	(69)
Total revenue	74	78	(202)
Provision for credit losses	(4)	(5)	19
Non-interest expense	(45)	(47)	120
Provision for income taxes	(6)	(6)	13
Net income	19	20	(50)
Impact on basic earnings per share ($)	0.03	0.03	(0.07)
Impact on diluted earnings per share ($)	0.03	0.03	(0.07)
(1)Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on reported and adjusted results in BMO’s U.S. operations, comprising U.S. Banking and the U.S. operations in Capital Markets and Corporate Services.
The Canadian dollar equivalents of BMO’s U.S. operations results that are denominated in U.S. dollars increased in the third quarter of fiscal 2026, relative to the second quarter of fiscal 2026 and the third quarter of fiscal 2025, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. operations.
Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2026 and fiscal 2025. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.
Refer to the Enterprise-Wide Capital Management section of BMO’s 2025 Annual MD&A for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income
Q3 2026 vs. Q3 2025
Reported net income was $1,750 million, a decrease of $580 million or 25% from the prior year, and adjusted net income was $2,859 million, an increase of $460 million or 19%. Reported earnings per share (EPS) was $2.38, a decrease of $0.76 or 24% from the prior year, and adjusted EPS was $3.96, an increase of $0.73 or 22%.
The decrease in reported results was primarily driven by a charge related to the reduction in goodwill associated with the announced sale of BMO’s Transportation Finance and Vendor Finance businesses and a change in fair value of contingent consideration related to the acquisition of Burgundy. The increase in adjusted net income was driven by higher revenue, as well as a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased across all operating segments. Corporate Services recorded a higher net loss, compared with the prior year, on both a reported and an adjusted basis.

Q3 2026 vs. Q2 2026
Reported net income decreased $880 million or 33% from the prior quarter, and adjusted net income increased $126 million or 5%. Reported EPS decreased $1.15 or 33% from the prior quarter, and adjusted EPS increased $0.29 or 8%, reflecting higher net income and lower dividends on preferred shares and distributions on other equity instruments.
The decrease in reported results was primarily due to the impact of the items noted above. The increase in adjusted net income was driven by higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased in Canadian P&C, U.S. Banking and Capital Markets, while net income in Wealth Management decreased on a reported basis and increased on an adjusted basis. Corporate Services recorded a higher net loss, compared with the prior quarter, on both a reported and an adjusted basis.

BMO Financial Group Third Quarter Report 2026 13

Q3 YTD 2026 vs. Q3 YTD 2025
Reported net income was $6,869 million, an increase of $439 million or 7% from the prior year, and adjusted net income was $8,143 million, an increase of $1,409 million or 21%. Reported EPS was $9.30, an increase of $0.83 or 10% from the prior year, and adjusted EPS was $11.11, an increase of $2.22 or 25%.
The change in reported results reflected the impact of the items noted above, as well as the impact of aligning accounting policies for employee vacation across legal entities in the prior year and a larger partial reversal of the FDIC special assessment in the current year.
The increase in reported and adjusted results reflected higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased across all operating segments. Corporate Services recorded a higher net loss, compared with the prior year, on both a reported and an adjusted basis.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Net Income section.

Revenue
Q3 2026 vs. Q3 2025
Reported revenue was $9,896 million, an increase of $908 million or 10% from the prior year, and adjusted revenue was $9,959 million, an increase of $971 million or 11%. Adjusted revenue excluded the impact of a change in fair value of contingent consideration related to the acquisition of Burgundy. Reported and adjusted revenue increased across all operating segments and decreased in Corporate Services.
Reported and adjusted net interest income was $5,567 million, an increase of $71 million from the prior year, and included a decrease in Global Markets net interest income of $182 million, which was offset in trading non-interest revenue. Net interest income, excluding Global Markets, increased $253 million, with higher net interest margin and balance growth across businesses, partially offset by lower net interest income in Corporate Services.
BMO’s overall reported net interest margin of 1.60% decreased 9 basis points from the prior year, primarily due to lower net interest income in Global Markets. Net interest margin, excluding Global Markets and Insurance, was 2.26%, an increase of 5 basis points, primarily due to higher deposit margins, partially offset by lower net interest income and higher low-yielding assets in Corporate Services.
Reported non-interest revenue was $4,329 million, an increase of $837 million or 24% from the prior year, and adjusted non-interest revenue was $4,392 million, an increase of $900 million or 26%, with increases across most categories, primarily driven by higher trading revenue, wealth management fees, and underwriting and advisory fee revenue, partially offset by the impact of a gain on the sale of a non-strategic portfolio of insurance contracts in the prior year. Trading non-interest revenue of $850 million increased $444 million from the prior year.

Q3 2026 vs. Q2 2026
Reported revenue increased $329 million or 3% from the prior quarter, and adjusted revenue increased $385 million or 4%. Revenue increased across all operating segments and decreased in Corporate Services.
Reported and adjusted net interest income increased $299 million or 6% from the prior quarter, driven by the impact of three additional days in the current quarter, balance growth across businesses and higher net interest income in Global Markets, partially offset by lower net interest income in Corporate Services.
BMO’s overall reported net interest margin decreased 1 basis point. Net interest margin, excluding Global Markets and Insurance, decreased 3 basis points, primarily due to lower net interest income and higher low-yielding assets in Corporate Services, partially offset by higher deposit margins.
Reported non-interest revenue increased $30 million or 1% from the prior quarter, and adjusted non-interest revenue increased $86 million or 2%, primarily due to higher wealth management fees and lending fee revenue, partially offset by lower trading non-interest revenue and lower securities gains, excluding trading.

Q3 YTD 2026 vs. Q3 YTD 2025
Reported revenue was $29,287 million, an increase of $2,354 million or 9% from the prior year, and adjusted revenue was $29,373 million, an increase of $2,440 million or 9%. Reported and adjusted revenue increased across all operating segments and in Corporate Services.
Reported and adjusted net interest income was $16,478 million, an increase of $487 million or 3% from the prior year, driven by higher net interest margin, balance growth across businesses and higher net interest income in Corporate Services, partially offset by lower balances and lower net interest income in Global Markets. Global Markets net interest income decreased $212 million from the prior year, and was offset in trading non-interest revenue.
BMO’s overall reported net interest margin of 1.63% decreased 1 basis point from the prior year. Net interest margin, excluding Global Markets and Insurance, was 2.29%, an increase of 12 basis points, primarily due to higher deposit margins, as well as higher net interest income and lower low-yielding assets in Corporate Services.
Reported non-interest revenue was $12,809 million, an increase of $1,867 million or 17% from the prior year, and adjusted non-interest revenue was $12,895 million, an increase of $1,953 million or 18%, with increases across most categories, including higher wealth management fees, trading revenue, underwriting and advisory fee revenue, securities commissions and fees and card fee revenue, which included the impact of revised future redemption assumptions and lower payment processing costs in the current year. Trading non-interest revenue of $2,599 million increased $572 million from the prior year.
Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.
14 BMO Financial Group Third Quarter Report 2026

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Revenue section.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

TABLE 7
(Canadian $ in millions, except as noted)	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
	Q3-2026	Q2-2026	Q3-2025	Q3-2026	Q2-2026	Q3-2025	Q3-2026	Q2-2026	Q3-2025
Canadian P&C	2,558	2,425	2,459	349,292	345,907	343,805	290	288	284
U.S. Banking	2,390	2,217	2,221	235,937	225,426	230,849	402	403	382
All other operating segments and Corporate Services	619	626	816	794,660	771,329	713,161	na	na	na
Total reported	5,567	5,268	5,496	1,379,889	1,342,662	1,287,815	160	161	169
Global Markets net interest income, and Global Markets and Insurance assets	262	204	444	446,712	435,373	381,896	na	na	na
Total reported, excluding Global Markets and Insurance	5,305	5,064	5,052	933,177	907,289	905,919	226	229	221
U.S. Banking (US$ in millions)	1,707	1,615	1,617	168,477	164,298	168,134	402	403	382
(Canadian $ in millions, except as noted)	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
	YTD-2026		YTD-2025	YTD-2026		YTD-2025	YTD-2026		YTD-2025
Canadian P&C	7,506		7,203	346,697		341,670	289		282
U.S. Banking	6,874		6,783	228,772		238,149	402		381
All other operating segments and Corporate Services	2,098		2,005	776,950		725,520	na		na
Total reported	16,478		15,991	1,352,419		1,305,339	163		164
Global Markets net interest income, and Global Markets and Insurance assets	835		1,047	439,486		384,560	na		na
Total reported, excluding Global Markets and Insurance	15,643		14,944	912,933		920,779	229		217
U.S. Banking (US$ in millions)	4,970		4,818	165,409		169,158	402		381
(1)Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Operating segment revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Segments Results section in BMO’s 2025 Annual MD&A.
(3)Average earning assets represents the daily average balance of interest bearing deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreement, securities and loans over a period.
na – not applicable
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Total Provision for Credit Losses

TABLE 8
			Wealth	Capital	Corporate
(Canadian $ in millions)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank
Q3-2026
Provision for credit losses on impaired loans	447	223	2	30	6	708
Provision (recovery of provision) for credit losses on performing loans	60	(50)	(3)	11	(4)	14
Total provision (recovery of provision) for credit losses	507	173	(1)	41	2	722
Total PCL-to-average net loans and acceptances (%) (1)	0.58	0.30	(0.02)	0.18	nm	0.41
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.52	0.39	0.01	0.14	nm	0.41
Q2-2026
Provision for credit losses on impaired loans	477	237	1	15	4	734
Provision (recovery of provision) for credit losses on performing loans	42	(53)	6	14	(4)	5
Total provision for credit losses	519	184	7	29	–	739
Total PCL-to-average net loans and acceptances (%) (1)	0.62	0.35	0.09	0.14	nm	0.45
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.57	0.46	0.02	0.07	nm	0.45
Q3-2025
Provision for credit losses on impaired loans	489	241	1	33	9	773
Provision (recovery of provision) for credit losses on performing loans	76	(70)	2	23	(7)	24
Total provision for credit losses	565	171	3	56	2	797
Total PCL-to-average net loans and acceptances (%) (1)	0.66	0.31	0.04	0.27	nm	0.47
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.57	0.44	0.02	0.16	nm	0.45
YTD-2026
Provision for credit losses on impaired loans	1,421	662	5	74	19	2,181
Provision (recovery of provision) for credit losses on performing loans	120	(86)	(1)	4	(11)	26
Total provision for credit losses	1,541	576	4	78	8	2,207
Total PCL-to-average net loans and acceptances (%) (1)	0.60	0.36	0.02	0.12	nm	0.43
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.56	0.41	0.02	0.11	nm	0.43
YTD-2025
Provision for credit losses on impaired loans	1,456	801	3	96	41	2,397
Provision (recovery of provision) for credit losses on performing loans	259	123	3	107	(27)	465
Total provision for credit losses	1,715	924	6	203	14	2,862
Total PCL-to-average net loans and acceptances (%) (1)	0.68	0.55	0.03	0.32	nm	0.56
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.47	0.02	0.15	nm	0.47
(1)PCL ratios are presented on an annualized basis.
nm – not meaningful
Certain comparative figures have been reclassified to conform with the current year’s presentation.
BMO Financial Group Third Quarter Report 2026 15

Q3 2026 vs. Q3 2025
Total provision for credit losses was $722 million, compared with a provision of $797 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 41 basis points, compared with 47 basis points in the prior year. The provision for credit losses on impaired loans was $708 million, a decrease of $65 million, largely due to lower provisions in Canadian P&C and U.S. Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 41 basis points, compared with 45 basis points in the prior year. There was a $14 million provision for credit losses on performing loans, compared with a $24 million provision in the prior year. The provision for credit losses on performing loans in the current quarter was primarily driven by changes in the macroeconomic outlook, partially offset by improvement in portfolio credit quality.

Q3 2026 vs. Q2 2026
Total provision for credit losses decreased $17 million from the prior quarter. The provision for credit losses on impaired loans decreased $26 million, largely due to lower provisions in Canadian P&C. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 41 basis points, compared with 45 basis points. There was a $14 million provision for credit losses on performing loans, compared with a $5 million provision in the prior quarter.

Q3 YTD 2026 vs. Q3 YTD 2025
Total provision for credit losses was $2,207 million, compared with a provision of $2,862 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 43 basis points, compared with 56 basis points in the prior year. The provision for credit losses on impaired loans was $2,181 million, a decrease of $216 million from the prior year, largely due to lower provisions in U.S. Banking and Canadian P&C. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 43 basis points, compared with 47 basis points in the prior year. There was a $26 million provision for credit losses on performing loans in the current year, compared with a $465 million provision in the prior year. The $439 million decrease was largely driven by changes in the macroeconomic outlook and portfolio credit migration in the prior year.

Impaired Loans

TABLE 9
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q3-2025	YTD-2026	YTD-2025
GIL, beginning of period	6,939	6,863	6,739	7,091	5,843
Classified as impaired during the period	1,452	1,429	1,796	4,333	5,940
Transferred to performing during the period	(329)	(314)	(415)	(994)	(1,219)
Net repayments	(800)	(451)	(655)	(2,030)	(2,002)
Amounts written-off	(480)	(530)	(442)	(1,433)	(1,409)
Disposals of loans	(87)	(57)	(89)	(163)	(156)
Foreign exchange and other movements	108	(1)	17	(1)	(46)
GIL, end of period	6,803	6,939	6,951	6,803	6,951
GIL to gross loans and acceptances (%)	0.97	1.01	1.02	0.97	1.02

Total gross impaired loans and acceptances (GIL) were $6,803 million, a decrease from $6,939 million in the prior quarter, largely due to lower impaired loans in Capital Markets. GIL as a percentage of gross loans and acceptances was 0.97%, a decrease from 1.01% in the prior quarter.
Loans classified as impaired during the quarter were $1,452 million, an increase from $1,429 million in the prior quarter, reflecting higher formations in business and government lending.
Factors contributing to the change in GIL are outlined in the table above.

Non-Interest Expense
Q3 2026 vs. Q3 2025
Reported non‑interest expense was $6,678 million, an increase of $1,573 million or 31% from the prior year, and adjusted non‑interest expense was $5,472 million, an increase of $460 million or 9%.
The increase in reported non-interest expense was driven by the charge related to the announced sale of BMO’s Transportation Finance and Vendor Finance businesses in the current quarter. Adjusted non-interest expense increased due to higher employee-related expenses, including performance-based compensation, higher computer and equipment, and advertising costs, as well as the impact of the stronger U.S. dollar.
Reported efficiency ratio was 67.5%, compared with 56.8%, and adjusted efficiency ratio was 54.9%, compared with 55.8%. Reported operating leverage was negative 20.7% and adjusted operating leverage was positive 1.6%.

Q3 2026 vs. Q2 2026
Reported non-interest expense increased $1,348 million or 25% from the prior quarter, and adjusted non-interest expense increased $264 million or 5%.
The increase in reported non-interest expense included the item noted above. The increase in adjusted non-interest expense was primarily due to higher advertising costs, computer and equipment costs, and employee-related expenses, as well as the impact of the stronger U.S. dollar.

16 BMO Financial Group Third Quarter Report 2026

Q3 YTD 2026 vs. Q3 YTD 2025
Reported non‑interest expense was $17,761 million, an increase of $2,210 million or 14% from the prior year, and adjusted non-interest expense was $16,371 million, an increase of $1,230 million or 8%.
The increase in reported non-interest expense reflected the impact of the announced divestiture noted above, partially offset by the impact of aligning accounting policies for employee vacation across legal entities in the prior year and a larger partial reversal of the FDIC special assessment in the current year. Adjusted non-interest expense increased due to higher employee-related expenses, including performance-based compensation and severance, and higher computer and equipment costs, partially offset by the impact of the weaker U.S. dollar.
The reported efficiency ratio was 60.6%, compared with 57.7% in the prior year. The adjusted efficiency ratio was 55.7%, compared with 56.2% in the prior year.
Non-interest expense is detailed in the unaudited interim consolidated financial statements.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Non-Interest Expense section.

Provision for Income Taxes
The reported provision for income taxes was $746 million, a decrease of $10 million from the prior year, and a decrease of $122 million from the prior quarter. The reported effective tax rate was 29.9%, compared with 24.5% in the prior year and 24.8% in the prior quarter. The adjusted provision for income taxes was $906 million, an increase of $126 million from the prior year, and an increase of $12 million from the prior quarter. The adjusted effective tax rate was 24.0%, compared with 24.5% in the prior year and 24.6% in the prior quarter.
The change in the reported effective tax rate relative to the prior year and the prior quarter was primarily due to the impact of a charge related to the reduction in goodwill associated with the announced sale of BMO’s Transportation Finance and Vendor Finance businesses in the current quarter. The change in the adjusted effective tax rate relative to the prior year and the prior quarter was primarily due to earnings mix.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Provision for Income Taxes section.

Balance Sheet

TABLE 10
(Canadian $ in millions)	As at July 31, 2026	As at October 31, 2025
Assets
Cash and cash equivalents and interest bearing deposits with banks	77,286	70,322
Securities	458,626	423,476
Securities borrowed or purchased under resale agreements	109,018	129,421
Net loans and acceptances	697,927	677,872
Derivative instruments	67,997	57,151
Other assets	127,831	118,560
Total assets	1,538,685	1,476,802
Liabilities and Equity
Deposits	1,017,834	976,202
Derivative instruments	69,597	58,729
Securities lent or sold under repurchase agreements	124,983	134,967
Other liabilities	232,203	210,304
Subordinated debt	7,495	8,500
Equity	86,523	88,051
Non-controlling interest in subsidiaries	50	49
Total liabilities and equity	1,538,685	1,476,802

Total assets were $1,538.7 billion as at July 31, 2026, an increase of $61.9 billion from October 31, 2025.
Cash and cash equivalents and interest bearing deposits with banks increased $7.0 billion, due to higher balances held with central banks.
Securities increased $35.2 billion, due to higher balances in Corporate Services and higher levels of client activity in Capital Markets.
Securities borrowed or purchased under resale agreements decreased $20.4 billion, primarily due to lower levels of client activity in Capital Markets.
Net loans and acceptances increased $20.1 billion. Business and government loans and acceptances increased $18.4 billion, reflecting growth across all operating segments. Consumer instalment and other personal increased $1.5 billion, with higher balances in our personal operating segments and Wealth Management partially offset by lower balances in Corporate Services.
Residential mortgages increased $0.9 billion, with higher balances in Canadian P&C partially offset by lower balances in U.S. Banking. Credit card balances decreased $0.6 billion.
Derivative assets increased $10.8 billion, driven by an increase in the fair value of equity, interest rate and commodity contracts, partially offset by a decrease in the fair value of foreign exchange contracts.
Other assets increased $9.3 billion, primarily in Capital Markets, due to changes in the balance of unsettled securities transactions and higher cash collateral balances posted with counterparties, as well as higher balances in Wealth Management and Corporate Services, partially offset by lower balances in U.S. Banking.
Total liabilities were $1,452.1 billion, an increase of $63.4 billion from October 31, 2025.
BMO Financial Group Third Quarter Report 2026 17

Deposits increased $41.6 billion. Customer deposits decreased $4.1 billion, primarily due to moderately lower balances in Canadian P&C and U.S. Banking, driven by lower term deposits, partially offset by higher operating deposits, and higher balances in Wealth Management. Other deposits increased $45.7 billion, due to higher balances in Global Markets and Corporate Services.
Derivative liabilities increased $10.9 billion, driven by an increase in the fair value of equity, interest rate and commodity contracts, partially offset by a decrease in the fair value of foreign exchange contracts.
Securities lent or sold under repurchase agreements decreased $10.0 billion, due to lower levels of client activity in Capital Markets.
Other liabilities increased $21.9 billion, primarily in Capital Markets, due to higher securitization liabilities, changes in the balance of unsettled securities transactions and higher balances in Corporate Services and Wealth Management.
Subordinated debt decreased $1.0 billion due to a redemption during the current quarter.
Equity decreased $1.5 billion from October 31, 2025. Accumulated other comprehensive income decreased $0.8 billion, primarily due to losses on cash flow hedges. Preferred shares and other equity instruments decreased $1.3 billion, due to the redemption of our Limited Recourse Capital Notes, Series 1 (NVCC). Retained earnings increased $0.4 billion, as a result of net income earned in the year, largely offset by dividends and distributions on other equity instruments and the purchase of common shares for cancellation under the normal course issuer bid (NCIB). Common shares increased $0.1 billion.

Capital Management
BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2025 Annual Report.

Third Quarter 2026 Regulatory Capital Review
BMO’s Common Equity Tier 1 (CET1) Ratio was 13.0% as at July 31, 2026, unchanged from 13.0% at the end of the second quarter of 2026, with internal capital generation offset by the impact of the purchase of common shares for cancellation and higher source currency risk‑weighted assets (RWA).
CET1 Capital was $59.3 billion as at July 31, 2026, an increase from $57.8 billion as at April 30, 2026, with internal capital generation and the impact of foreign exchange movements, partially offset by the impact of common shares purchased for cancellation.
RWA were $454.8 billion as at July 31, 2026, an increase from $443.7 billion as at April 30, 2026. RWA increased due to the impact of foreign exchange movements, and higher market, credit and operational risk RWA. The increase in credit risk RWA was driven by an increase in asset size, partially offset by changes in asset quality.
In calculating regulatory capital ratios, total RWA must be increased when a capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at July 31, 2026, unchanged from April 30, 2026.
The bank’s Tier 1 and Total Capital Ratios were 14.7% and 16.6%, respectively, as at July 31, 2026, compared with 14.7% and 16.9%, respectively, as at April 30, 2026. The Tier 1 and Total Capital Ratios were impacted by the same factors impacting the CET1 Capital Ratio. The Total Capital Ratio was also impacted by the redemption of $1,000 million of subordinated notes.
BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S. dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We manage the impact of foreign exchange movements on RWA and capital deductions on our capital ratios, and during the current quarter, this impact was largely offset.
Our Leverage Ratio was 4.2% as at July 31, 2026, a decrease from 4.3% at the end of the second quarter of 2026, with higher Tier 1 Capital more than offset by higher leverage exposures.
The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 29.2% and 8.4%, respectively, as at July 31, 2026, compared with 29.0% and 8.4%, respectively, as at April 30, 2026.

Regulatory Capital Developments
OSFI’s revised Capital Adequacy Requirements (CAR) Guideline and the Capital and Liquidity Treatment of Crypto-Asset Exposures (Banking) Guideline were effective the first quarter of fiscal 2026. These changes did not have a material impact.
On June 19, 2026, OSFI announced the reduction in the Domestic Stability Buffer (DSB) level from 3.5% to 3.0%, effective immediately. In addition, OSFI lowered the DSB range from 0% to 4%, to 0% to 3%.
For a discussion on other regulatory developments, refer to the Enterprise-Wide Capital Management section of BMO’s 2025 Annual Report.

18 BMO Financial Group Third Quarter Report 2026

Regulatory Capital, Leverage and Total Loss Absorbing Capacity
Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS), and include OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information, refer to the Enterprise-Wide Capital Management section of BMO’s 2025 Annual Report.

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

TABLE 11
(% of risk-weighted assets or leverage exposures)	Minimum requirements	Total Pillar 1 Capital buffer (1)	Tier 1 Capital buffer (2)	Minimum requirements before domestic stability buffer	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at July 31, 2026
Common Equity Tier 1 Ratio	4.5%	3.5%	na	8.0%	3.0%	11.0%	13.0%
Tier 1 Capital Ratio	6.0%	3.5%	na	9.5%	3.0%	12.5%	14.7%
Total Capital Ratio	8.0%	3.5%	na	11.5%	3.0%	14.5%	16.6%
TLAC Ratio	21.5%	na	na	21.5%	3.0%	24.5%	29.2%
Leverage Ratio	3.0%	na	0.5%	3.5%	na	3.5%	4.2%
TLAC Leverage Ratio	6.75%	na	0.5%	7.25%	na	7.25%	8.4%
(1)The minimum CET1 Ratio requirement of 4.5% is augmented by the 3.5% Total Pillar 1 Capital buffers, which can absorb losses during periods of stress. Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for domestic systemically important banks (D-SIBs) of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the quarter). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.
(2)D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)OSFI requires all D-SIBs to hold a DSB against Pillar 2 risks associated with systemic vulnerabilities. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan, and would expect for the plan to be executed in a timely manner. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.
na – not applicable

Regulatory Capital and TLAC Position

TABLE 12
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q3-2025
Gross common equity (1)	78,817	77,864	77,567
Regulatory adjustments applied to common equity	(19,544)	(20,026)	(19,643)
Common Equity Tier 1 Capital (CET1)	59,273	57,838	57,924
Additional Tier 1 Eligible Capital (2)	7,706	7,706	8,956
Regulatory adjustments applied to Tier 1 Capital	(115)	(134)	(160)
Additional Tier 1 Capital (AT1)	7,591	7,572	8,796
Tier 1 Capital (T1 = CET1 + AT1)	66,864	65,410	66,720
Tier 2 Eligible Capital (3)	8,603	9,435	9,744
Regulatory adjustments applied to Tier 2 Capital	–	(1)	(11)
Tier 2 Capital (T2)	8,603	9,434	9,733
Total Capital (TC = T1 + T2)	75,467	74,844	76,453
Other TLAC instruments (4)	57,297	53,934	50,427
Adjustments applied to Other TLAC	(144)	(139)	(71)
Other TLAC available after adjustments	57,153	53,795	50,356
TLAC	132,620	128,639	126,809
Risk-Weighted Assets (5)	454,757	443,711	430,134
Leverage Ratio Exposures	1,586,178	1,528,717	1,489,621
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	13.0	13.0	13.5
Tier 1 Capital Ratio	14.7	14.7	15.5
Total Capital Ratio	16.6	16.9	17.8
TLAC Ratio	29.2	29.0	29.5
Leverage Ratio	4.2	4.3	4.5
TLAC Leverage Ratio	8.4	8.4	8.5
(1)Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)Institutions using one of the internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to a capital floor requirement that is applied to RWA, as prescribed in OSFI’s CAR Guideline.

BMO Financial Group Third Quarter Report 2026 19

Outstanding Shares and Securities Convertible into Common Shares (1)

TABLE 13
	Number of	Amount
As at July 31, 2026	shares	(in millions)
Common shares	697,146,398	$23,473
Class B Preferred shares (2)
Series 44	16,000,000	$400
Series 50	500,000	$500
Series 52	650,000	$650
Other Equity Instruments (2)
4.800% Additional Tier 1 Capital Notes (3)		US$500
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000
7.700% Limited Recourse Capital Notes, Series 4 (LRCNs)		US$1,000
7.300% Limited Recourse Capital Notes, Series 5 (LRCNs)		US$750
6.875% Limited Recourse Capital Notes, Series 6 (LRCNs)		US$1,000
Medium-Term Notes
3.803% Subordinated Notes due 2032		US$1,250
3.088% Subordinated Notes due 2037		US$1,250
Series L - First Tranche		$750
Series M - First Tranche		$1,150
Series M - Second Tranche		$1,000
Series N - First Tranche		$1,250
Stock options
Vested	2,020,746
Non-vested	3,148,295
(1)Details on the Medium-Term Notes are outlined in Note 15 of the audited consolidated financial statements of BMO’s 2025 Annual Report. Details on share capital and other equity instruments are outlined in Note 6 of the unaudited interim consolidated financial statements and Note 16 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
(2)Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares 53, Preferred Shares 54, and Preferred Shares 55 for Series 2, Series 3, Series 4, Series 5, and Series 6 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.
(3)The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.

If a NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.9 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Other Capital Developments
On July 22, 2026, we redeemed all of our outstanding $1,000 million 1.928% Series K Medium-Term Notes First Tranche (NVCC) at par, plus accrued and unpaid interest to, but excluding, the redemption date.
On November 12, 2025, we redeemed the $1,250 million 4.300% LRCNs, Series 1 (NVCC) and the corresponding $1,250 million Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares, Series 48 (NVCC).
As part of the acquisition of Burgundy on November 1, 2025, we issued 2,723,726 common shares with an aggregate value of $481 million to shareholders of Burgundy.
BMO has a normal course issuer bid (NCIB) to purchase up to 30 million of our common shares for cancellation which commenced on September 5, 2025 and ends no later than September 4, 2026. During the three months ended July 31, 2026, we purchased for cancellation 3.8 million common shares under the NCIB, at an average price of $239.37 per share for a total amount of $922 million, including tax. During the nine months ended July 31, 2026, we purchased for cancellation 15.8 million common shares under the NCIB, at an average price of $198.60 per share for a total amount of $3,193 million, including tax. The bank has purchased a total of 21.6 million common shares for cancellation under the existing NCIB as at July 31, 2026.
On August 25, 2026, we announced our intention to establish a new NCIB to purchase up to 25 million of our common shares for cancellation, subject to the approval of OSFI and the Toronto Stock Exchange.
The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels.

Dividends
On August 25, 2026, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.71 per share, unchanged from the prior quarter and an $0.08 increase from the prior year. The dividend is payable on November 26, 2026 to shareholders of record on October 30, 2026. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).
Common shares under the DRIP are purchased on the open market without a discount.
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution
This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.
20 BMO Financial Group Third Quarter Report 2026

Operating Segments Performance Review
How BMO Reports Operating Segments Results
BMO reports financial results for its four operating segments, Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Capital Markets, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segments results include allocations from Corporate Services for treasury-related revenue, corporate and T&O expenses, taxes and capital.
BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign cost or credit on assets and liabilities to facilitate effective pricing and business decision-making, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.
The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our allocation methodologies at least annually and update these as appropriate.
Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, including risk-weighted assets and capital deductions. Effective the first quarter of fiscal 2026, the allocation approach was updated, primarily to reflect an increase in the capital allocation rate to 12.5% of risk-weighted assets, compared with 12.0% in fiscal 2025. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually and update these as appropriate.
Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities. In addition, revenue and expense allocations, including between operating segments, are updated to more accurately align with these priorities. Results for prior periods are reclassified to conform with the current period’s presentation.
We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb). Similar to many banks, BMO analyzes revenue on a teb basis at the operating segment level. Net interest income, total revenue and provision for (recovery of) income taxes in Capital Markets and U.S. Banking are increased on tax-exempt securities to equivalent pre-tax amounts in order to facilitate comparisons of income from taxable and tax-exempt sources, and are reflected in the key performance metrics. The offset to the segment teb adjustments is reflected in Corporate Services net interest income, total revenue and provision for (recovery of) income taxes.

Caution
This How BMO Reports Operating Segments Results section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Canadian Personal and Commercial Banking (Canadian P&C) (1)

TABLE 14
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q3-2025	YTD-2026	YTD-2025
Net interest income	2,558	2,425	2,459	7,506	7,203
Non-interest revenue	699	672	617	2,106	1,869
Total revenue	3,257	3,097	3,076	9,612	9,072
Provision for credit losses on impaired loans	447	477	489	1,421	1,456
Provision for credit losses on performing loans	60	42	76	120	259
Total provision for credit losses (PCL)	507	519	565	1,541	1,715
Non-interest expense	1,399	1,358	1,341	4,194	3,925
Income before income taxes	1,351	1,220	1,170	3,877	3,432
Provision for income taxes	371	336	321	1,065	942
Reported net income	980	884	849	2,812	2,490
Dividends on preferred shares and distributions on other equity instruments	12	11	12	36	35
Net income available to common shareholders	968	873	837	2,776	2,455
Amortization of acquisition-related intangible assets (2)	3	3	3	9	10
Adjusted net income	983	887	852	2,821	2,500
Adjusted net income available to common shareholders	971	876	840	2,785	2,465
Adjusted non-interest expense	1,395	1,353	1,337	4,181	3,912
Key Performance Metrics
Personal and Business Banking revenue	2,319	2,227	2,209	6,852	6,503
Commercial Banking revenue	938	870	867	2,760	2,569
Return on equity (%) (3) (4)	22.8	21.4	19.8	22.3	19.7
Adjusted return on equity (%) (3) (4)	22.9	21.5	19.9	22.4	19.8
Operating leverage (%)	1.6	(0.3)	0.2	(0.9)	1.1
Adjusted operating leverage (%)	1.6	(0.3)	(0.1)	(0.9)	0.9
Efficiency ratio (%)	42.9	43.9	43.6	43.6	43.3
Adjusted efficiency ratio (%)	42.8	43.7	43.5	43.5	43.1
PCL on impaired loans-to-average net loans and acceptances (%) (4)	0.52	0.57	0.57	0.56	0.58
Net interest margin on average earning assets (%)	2.90	2.88	2.84	2.89	2.82
Average earning assets	349,292	345,907	343,805	346,697	341,670
Average gross loans and acceptances	347,529	344,106	342,077	344,918	339,952
Average deposits	306,610	305,237	310,564	307,785	311,732
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
BMO Financial Group Third Quarter Report 2026 21

(2)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense.
(3)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(4)Return on equity and PCL ratios are presented on an annualized basis.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q3 2026 vs. Q3 2025
Canadian P&C reported net income was $980 million, an increase of $131 million or 16% from the prior year.
Total revenue was $3,257 million, an increase of $181 million or 6% from the prior year. Net interest income increased $99 million or 4%, primarily due to higher net interest margin. Non-interest revenue increased $82 million or 13%, primarily due to higher mutual fund distribution fees, card-related revenue and Treasury and Payment Solutions (TPS) fees, partially offset by lower retail deposit fee revenue. Net interest margin of 2.90% increased 6 basis points from the prior year, primarily due to higher deposit margins, partially offset by a change in product mix and lower loan margins.
Personal and Business Banking revenue increased $110 million or 5% and Commercial Banking revenue increased $71 million or 8%, both due to higher net interest income and non-interest revenue.
Total provision for credit losses was $507 million, a decrease of $58 million from the prior year. The provision for credit losses on impaired loans was $447 million, a decrease of $42 million, primarily due to lower provisions in Commercial Banking. There was a $60 million provision for credit losses on performing loans in the current quarter, compared with a $76 million provision in the prior year.
Non-interest expense was $1,399 million, an increase of $58 million or 4% from the prior year, reflecting higher operating costs and technology investments.
Average gross loans and acceptances increased $5.5 billion or 2% from the prior year to $347.5 billion. Personal and Business Banking loan balances increased 2%, primarily reflecting growth in residential mortgages, Commercial Banking loan balances increased 3% and credit card balances decreased 8%. Average deposits decreased $4.0 billion or 1% from the prior year to $306.6 billion, with lower term deposits partially offset by higher operating deposits. Personal and Business Banking deposits decreased 5% and Commercial Banking deposits increased 7%.

Q3 2026 vs. Q2 2026
Reported net income increased $96 million or 11% from the prior quarter.
Total revenue increased $160 million or 5% from the prior quarter. Net interest income increased $133 million or 5%, primarily due to the impact of three additional days in the current quarter and balance growth. Non-interest revenue increased $27 million or 4%, primarily due to higher mutual fund distribution fees. Net interest margin of 2.90% increased 2 basis points from the prior quarter, with higher deposit margins partially offset by lower loan margins.
Personal and Business Banking revenue increased $92 million or 4% and Commercial Banking revenue increased $68 million or 8%, both due to higher net interest income and non-interest revenue.
Total provision for credit losses decreased $12 million from the prior quarter. The provision for credit losses on impaired loans decreased $30 million, largely due to lower provisions in unsecured consumer lending. There was a $60 million provision for credit losses on performing loans in the current quarter, compared with a $42 million provision in the prior quarter.
Non-interest expense increased $41 million or 3% from the prior quarter, primarily due to higher operating costs and higher employee-related expenses.
Average gross loans and acceptances increased $3.4 billion or 1% from the prior quarter, with increases in Personal and Business Banking, Commercial Banking and credit card balances. Average deposits increased $1.4 billion from the prior quarter reflecting higher operating deposits, partially offset by lower term deposits. Personal and Business Banking deposits decreased 1% and Commercial Banking deposits increased 3%.

Q3 YTD 2026 vs. Q3 YTD 2025
Canadian P&C reported net income was $2,812 million, an increase of $322 million or 13% from the prior year.
Total revenue increased $540 million or 6% from the prior year. Net interest income increased $303 million or 4%, primarily due to higher net interest margin and balance growth. Non-interest revenue increased $237 million or 13% from the prior year, primarily due to above-trend card-related revenue reflecting revised future redemption assumptions and lower payment processing costs in the current year, higher mutual fund distribution fees and higher gains on investments in our Commercial Banking business, partially offset by lower retail deposit fee revenue. Net interest margin of 2.89% increased 7 basis points from the prior year, primarily due to higher deposit and loan margins, partially offset by a change in product mix.
Personal and Business Banking revenue increased $349 million or 5% and Commercial Banking revenue increased $191 million or 7%, both due to higher net interest income and non-interest revenue.
Total provision for credit losses was $1,541 million, a decrease of $174 million from the prior year. The provision for credit losses on impaired loans was $1,421 million, a decrease of $35 million due to lower provisions in Commercial Banking, partially offset by higher provisions in Personal and Business Banking. There was a $120 million provision for credit losses on performing loans in the current year, compared with a $259 million provision in the prior year.
Non-interest expense increased $269 million or 7% from the prior year, primarily due to higher employee-related expenses, including severance, higher operating costs and technology investments.
Average gross loans and acceptances increased $5.0 billion from the prior year. Personal and Business Banking and Commercial Banking loan balances both increased 2%, and credit card balances decreased 8%. Average deposits decreased $3.9 billion from the prior year. Personal and Business Banking deposits decreased 4% and Commercial Banking deposits increased 5%.
22 BMO Financial Group Third Quarter Report 2026

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

U.S. Banking (1)

TABLE 15
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q3-2025	YTD-2026	YTD-2025
Net interest income (teb) (2)	2,390	2,217	2,221	6,874	6,783
Non-interest revenue	644	642	609	1,915	1,825
Total revenue (teb) (2)	3,034	2,859	2,830	8,789	8,608
Provision for credit losses on impaired loans	223	237	241	662	801
Provision (recovery of provision) for credit losses on performing loans	(50)	(53)	(70)	(86)	123
Total provision for credit losses (PCL)	173	184	171	576	924
Non-interest expense	1,750	1,667	1,670	5,151	5,136
Income before income taxes	1,111	1,008	989	3,062	2,548
Provision for income taxes (teb) (2)	243	218	222	662	545
Reported net income	868	790	767	2,400	2,003
Dividends on preferred shares and distributions on other equity instruments	15	14	15	43	46
Net income attributable to non-controlling interest in subsidiaries	1	4	2	3	7
Net income available to common shareholders	852	772	750	2,354	1,950
Amortization of acquisition-related intangible assets (3)	57	57	62	174	208
Adjusted net income	925	847	829	2,574	2,211
Adjusted net income available to common shareholders	909	829	812	2,528	2,158
Adjusted non-interest expense	1,673	1,592	1,586	4,918	4,856
Average earning assets	235,937	225,426	230,849	228,772	238,149
Average gross loans and acceptances	226,890	216,305	220,558	219,594	227,163
Average deposits	234,387	230,674	237,189	233,453	247,596

(US$ equivalent in millions)
Net interest income (teb) (2)	1,707	1,615	1,617	4,970	4,818
Non-interest revenue	460	469	442	1,386	1,296
Total revenue (teb) (2)	2,167	2,084	2,059	6,356	6,114
Provision for credit losses on impaired loans	159	173	175	480	568
Provision (recovery of provision) for credit losses on performing loans	(36)	(38)	(50)	(62)	86
Total provision for credit losses	123	135	125	418	654
Non-interest expense	1,250	1,215	1,217	3,725	3,648
Income before income taxes	794	734	717	2,213	1,812
Provision for income taxes (teb) (2)	174	159	159	479	387
Reported net income	620	575	558	1,734	1,425
Dividends on preferred shares and distributions on other equity instruments	11	10	11	31	33
Net income attributable to non-controlling interest in subsidiaries	1	2	2	2	5
Net income available to common shareholders	608	563	545	1,701	1,387
Amortization of acquisition-related intangible assets (3)	41	41	45	126	147
Adjusted net income	661	616	603	1,860	1,572
Adjusted net income available to common shareholders	649	604	590	1,827	1,534
Adjusted non-interest expense	1,195	1,160	1,156	3,556	3,449
Key Performance Metrics (US$ basis)
Personal and Business Banking revenue	782	750	743	2,286	2,144
Commercial Banking revenue	1,155	1,113	1,107	3,402	3,358
Private Wealth revenue	230	221	209	668	612
Return on equity (%) (4) (5)	9.2	8.6	8.2	8.6	7.0
Adjusted return on equity (%) (4) (5)	9.8	9.3	8.9	9.2	7.8
Operating leverage (%)	2.3	4.3	4.6	1.8	3.4
Adjusted operating leverage (%)	1.7	3.0	3.8	0.8	2.9
Efficiency ratio (%)	57.7	58.3	59.0	58.6	59.6
Adjusted efficiency ratio (%)	55.2	55.7	56.1	56.0	56.4
Net interest margin on average earning assets (%)	4.02	4.03	3.82	4.02	3.81
PCL on impaired loans-to-average net loans and acceptances (%) (5)	0.39	0.46	0.44	0.41	0.47
Average earning assets	168,477	164,298	168,134	165,409	169,158
Average gross loans and acceptances	162,016	157,651	160,639	158,771	161,357
Average deposits	167,370	168,117	172,753	168,819	175,837
Assets under administration (6)	126,331	126,023	103,846	126,331	103,846
Assets under management (6)	88,754	88,514	75,884	88,754	75,884
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Net interest income, total revenue and the provision for income taxes are presented on a taxable equivalent basis (teb) and are reflected in the ratios. Teb amounts of $5 million in both Q3-2026 and Q2-2026, and $8 million in Q3-2025; and $17 million for YTD-2026 and $25 million for YTD-2025, are offset in Corporate Services. On a source currency basis: US$4 million in both Q3-2026 and Q2-2026, and US$6 million in Q3-2025; and US$13 million for YTD-2026 and US$18 million for YTD-2025.
(3)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense. On a source currency basis: US$55 million in both Q3-2026 and Q2-2026, and US$61 million in Q3-2025; and US$169 million for YTD-2026 and US$199 million for YTD-2025.
(4)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(5)Return on equity and PCL ratios are presented on an annualized basis.
(6)Relates to Private Wealth. Assets under administration excludes assets under custody.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2026 23

Q3 2026 vs. Q3 2025
U.S. Banking reported net income was $868 million, an increase of $101 million or 13% from the prior year. The impact of the stronger U.S. dollar increased each of revenue, expenses and net income by 2%. All amounts in the remainder of this section are presented on a U.S. dollar basis.
Reported net income was $620 million, an increase of $62 million or 11% from the prior year.
Total revenue was $2,167 million, an increase of $108 million or 5% from the prior year. Net interest income increased $90 million or 6%, primarily due to higher net interest margin. Non-interest revenue increased $18 million or 4% from the prior year, primarily due to higher investment management and deposit fee revenue. Net interest margin of 4.02% increased 20 basis points, primarily due to higher deposit margins, including an improved deposit mix, and higher loan margins, partially offset by loans growing faster than deposits.
Commercial Banking revenue increased $48 million or 4% and Personal and Business Banking revenue increased $39 million or 5%, both primarily due to higher net interest income. Private Wealth revenue increased $21 million or 10%.
Total provision for credit losses was $123 million, relatively unchanged from the prior year. The provision for credit losses on impaired loans was $159 million, a decrease of $16 million, largely due to lower provisions in both Personal and Business Banking and Commercial Banking. There was a $36 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $50 million recovery in the prior year.
Non-interest expense was $1,250 million, an increase of $33 million or 3% from the prior year, primarily due to investments in technology and talent.
Average gross loans and acceptances increased $1.4 billion or 1% from the prior year to $162.0 billion. Commercial Banking loan balances increased 1%, Personal and Business Banking balances decreased 2% and Private Wealth balances increased 8%. Average total deposits decreased $5.4 billion or 3% from the prior year to $167.4 billion, with lower term deposits partially offset by higher operating deposits, reflecting deposit optimization. Personal and Business Banking deposits decreased 7%, Commercial Banking deposits increased 2% and Private Wealth deposits decreased 9%.
Assets under management of $88.8 billion increased $12.9 billion or 17% from the prior year, and assets under administration increased $22.5 billion or 22% to $126.3 billion, both primarily driven by stronger markets.

Q3 2026 vs. Q2 2026
Reported net income increased $78 million or 10% from the prior quarter. The impact of the stronger U.S. dollar increased each of revenue, expenses and net income by 2%. All amounts in the remainder of this section are presented on a U.S. dollar basis.
Reported net income increased $45 million or 8% from the prior quarter.
Total revenue increased $83 million or 4%. Net interest income increased $92 million or 6%, primarily due to the impact of three additional days in the current quarter and higher loan balances. Non-interest revenue decreased $9 million or 2% from the prior quarter, primarily due to lower advisory fee revenue, partially offset by higher lending fee revenue. Net interest margin decreased 1 basis point, primarily due to balance sheet mix, including loans growing faster than deposits, partially offset by higher loan margins.
Commercial Banking revenue increased $42 million or 4%, due to higher net interest income, partially offset by lower non-interest revenue. Personal and Business Banking revenue increased $32 million or 4%, due to higher net interest income. Private Wealth revenue increased $9 million or 4%.
Total provision for credit losses decreased $12 million from the prior quarter. The provision for credit losses on impaired loans decreased $14 million, largely due to lower provisions in Commercial Banking. There was a $36 million recovery of provisions for credit losses on performing loans in the current quarter, compared with a $38 million recovery in the prior quarter.
Non-interest expense increased $35 million or 3% from the prior quarter, primarily due to higher operating costs and employee-related expenses.
Average gross loans and acceptances increased $4.4 billion or 3% from the prior quarter. Commercial Banking loan balances increased 4% and Private Wealth balances increased 2%, with Personal and Business Banking balances relatively unchanged. Average total deposits decreased $0.7 billion from the prior quarter. Commercial Banking deposits increased 1%, Personal and Business Banking deposits decreased 2% and Private Wealth deposits decreased 5%.
Assets under management increased $0.2 billion from the prior quarter, and assets under administration increased $0.3 billion.

Q3 YTD 2026 vs. Q3 YTD 2025
Reported net income was $2,400 million, an increase of $397 million or 20% from the prior year. The impact of the weaker U.S. dollar decreased each of revenue, expenses and net income by 2%. All amounts in the remainder of this section are on a U.S. dollar basis.
Reported net income was $1,734 million, an increase of $309 million or 22% from the prior year.
Total revenue was $6,356 million, an increase of $242 million or 4% from the prior year. Net interest income increased $152 million or 3%, primarily due to higher net interest margin, partially offset by lower balances. Non-interest revenue increased $90 million or 7%, due to higher investment management and deposit fee revenue, as well as the impact of a loss on the strategic sale of a non-relationship credit card portfolio in the prior year. Net interest margin of 4.02% increased 21 basis points, primarily due to higher deposit margins.
Personal and Business Banking revenue increased $142 million or 7% and Commercial Banking increased $44 million or 1%, both due to higher net interest income and non-interest revenue. Private Wealth revenue increased $56 million or 9%.
Total provision for credit losses was $418 million, a decrease of $236 million from the prior year. The provision for credit losses on impaired loans was $480 million, a decrease of $88 million, largely due to lower provisions in Commercial Banking. There was a $62 million recovery of the provision for credit losses on performing loans in the current year, compared with an $86 million provision in the prior year.
24 BMO Financial Group Third Quarter Report 2026

Non-interest expense was $3,725 million, an increase of $77 million or 2% from the prior year, primarily due to investments in technology and talent.
Average gross loans and acceptances decreased $2.6 billion or 2% from the prior year to $158.8 billion. Commercial loan balances decreased 3% reflecting optimization initiatives, Private Wealth balances increased 9% and Personal and Business Banking balances decreased 1%. Average total deposits decreased $7.0 billion or 4% to $168.8 billion, due to lower term balances, partially offset by higher operating deposits. Personal and Business Banking deposits decreased 8% and Private Wealth balances decreased 7%, with Commercial Banking relatively unchanged from the prior year.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

Wealth Management (1)

TABLE 16
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q3-2025	YTD-2026	YTD-2025
Net interest income	315	301	257	906	746
Non-interest revenue	1,264	1,229	1,108	3,703	3,202
Total revenue	1,579	1,530	1,365	4,609	3,948
Provision for credit losses on impaired loans	2	1	1	5	3
Provision (recovery of provision) for credit losses on performing loans	(3)	6	2	(1)	3
Total provision (recovery of provision) for credit losses (PCL)	(1)	7	3	4	6
Non-interest expense	1,034	968	842	3,032	2,559
Income before income taxes	546	555	520	1,573	1,383
Provision for income taxes	138	127	128	385	343
Reported net income	408	428	392	1,188	1,040
Dividends on preferred shares and distributions on other equity instruments	2	1	1	5	4
Net income available to common shareholders	406	427	391	1,183	1,036
Acquisition and integration costs (2)	4	2	3	13	3
Amortization of acquisition-related intangible assets (3)	5	7	–	17	–
Change in fair value of contingent consideration (4)	63	7	–	86	–
Adjusted net income	480	444	395	1,304	1,043
Adjusted net income available to common shareholders	478	443	394	1,299	1,039
Adjusted total revenue	1,642	1,537	1,365	4,695	3,948
Adjusted non-interest expense	1,020	956	838	2,991	2,555
Key Performance Metrics
Wealth and Asset Management reported net income	320	342	297	935	803
Wealth and Asset Management adjusted net income	392	358	300	1,051	806
Insurance reported net income	88	86	95	253	237
Return on equity (%) (5) (6)	35.9	39.8	51.8	36.3	45.8
Adjusted return on equity (%) (5) (6)	42.4	41.3	52.2	39.8	46.0
Efficiency ratio (%)	65.4	63.3	61.6	65.8	64.8
Adjusted efficiency ratio (%)	62.1	62.2	61.4	63.7	64.7
Operating leverage (%)	(7.1)	5.1	7.1	(1.8)	6.7
Adjusted operating leverage (%)	(1.4)	7.2	7.6	1.9	6.9
PCL on impaired loans-to-average net loans and acceptances (%) (6)	0.01	0.02	0.02	0.02	0.02
Average assets	59,923	57,484	53,484	57,861	53,038
Average gross loans and acceptances	31,615	30,901	30,079	31,108	29,870
Average deposits	60,117	58,567	52,908	58,698	51,696
Assets under administration (7)	310,020	297,658	262,354	310,020	262,354
Assets under management	479,122	451,531	359,109	479,122	359,109
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Acquisition and integration costs related to the acquisition of Burgundy, recorded in non-interest expense.
(3)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense.
(4)Change in fair value of contingent consideration related to the acquisition of Burgundy, recorded in non-interest revenue.
(5)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(6)Return on equity and PCL ratios are presented on an annualized basis.
(7)Certain assets under management that are also administered by the bank are included in assets under administration.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q3 2026 vs. Q3 2025
Wealth Management reported net income was $408 million, an increase of $16 million or 4% from the prior year. Wealth and Asset Management net income was $320 million, an increase of $23 million or 8%, and Insurance net income was $88 million, a decrease of $7 million or 8%.
Total revenue was $1,579 million, an increase of $214 million or 16% from the prior year. Revenue in Wealth and Asset Management was $1,455 million, an increase of $235 million or 19%, primarily due to the impact of stronger global markets and net sales, higher net interest income and the inclusion of Burgundy, partially offset by a change in fair value of contingent consideration related to the acquisition. Insurance revenue was $124 million, a decrease of $21 million or 14%, due to a gain on the sale of a non-strategic portfolio of insurance contracts in the prior year, partially offset by the impact of favourable market movements in the current year.
Total recovery of the provision for credit losses was $1 million, compared with a provision of $3 million in the prior year.
Non-interest expense was $1,034 million, an increase of $192 million or 23%, primarily due to higher employee-related expenses, including higher revenue-based costs, as well as the impact of Burgundy.
Assets under management increased $120.0 billion or 33% from the prior year to $479.1 billion, primarily due to stronger global markets, higher clients assets and the inclusion of Burgundy. Assets under administration increased $47.7 billion or 18% to $310.0 billion, primarily driven by stronger global markets. Average gross loans increased 5% and average deposits increased 14%.
BMO Financial Group Third Quarter Report 2026 25

Q3 2026 vs. Q2 2026
Reported net income decreased $20 million or 5% from the prior quarter. Wealth and Asset Management reported net income decreased $22 million or 7%, and Insurance net income increased $2 million.
Total revenue increased $49 million or 3% from the prior quarter. Revenue in Wealth and Asset Management increased $47 million or 3%, primarily due to the impact of stronger global markets and three additional days in the current quarter, partially offset by a change in fair value of contingent consideration related to the acquisition of Burgundy. Insurance revenue increased $2 million or 2%.
Total recovery of the provision for credit losses was $1 million, compared with a provision of $7 million in the prior quarter.
Non-interest expense increased $66 million or 7%, primarily due to higher employee-related expenses.
Assets under management increased $27.6 billion or 6%, due to stronger global markets and higher client assets. Assets under administration increased $12.4 billion or 4%, due to stronger global markets. Average gross loans increased 2% and average deposits increased 3%.

Q3 YTD 2026 vs. Q3 YTD 2025
Reported net income was $1,188 million, an increase of $148 million or 14% from the prior year. Wealth and Asset Management reported net income was $935 million, an increase of $132 million or 16%, and Insurance net income was $253 million, an increase of $16 million or 7% from the prior year.
Total revenue was $4,609 million, an increase of $661 million or 17%. Revenue in Wealth and Asset Management was $4,235 million, an increase of $661 million or 18%, primarily due to the impact of stronger global markets and net sales, higher net interest income, as well as the inclusion of Burgundy, partially offset by a change in fair value of contingent consideration related to the acquisition. Insurance revenue was $374 million, unchanged from the prior year, with higher insurance investment results driven by favourable market movements, partially offset by lower insurance service results and the gain on the sale in the prior year noted above.
Total provision for credit losses was $4 million, a decrease of $2 million from the prior year.
Non-interest expense was $3,032 million, an increase of $473 million or 18%, primarily due to higher employee-related expenses, including higher revenue-based costs and severance, as well as the inclusion of Burgundy.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

Capital Markets (1)

TABLE 17
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q3-2025	YTD-2026	YTD-2025
Net interest income (teb) (2)	583	510	729	1,793	1,902
Non-interest revenue	1,544	1,604	1,047	4,660	3,726
Total revenue (teb) (2)	2,127	2,114	1,776	6,453	5,628
Provision for credit losses on impaired loans	30	15	33	74	96
Provision for credit losses on performing loans	11	14	23	4	107
Total provision for credit losses (PCL)	41	29	56	78	203
Non-interest expense	1,229	1,218	1,132	3,771	3,479
Income before income taxes	857	867	588	2,604	1,946
Provision for income taxes (teb) (2)	212	229	146	664	481
Reported net income	645	638	442	1,940	1,465
Dividends on preferred shares and distributions on other equity instruments	15	15	11	45	31
Net income available to common shareholders	630	623	431	1,895	1,434
Amortization of acquisition-related intangible assets (3)	4	3	4	10	11
Adjusted net income	649	641	446	1,950	1,476
Adjusted net income available to common shareholders	634	626	435	1,905	1,445
Adjusted non-interest expense	1,224	1,214	1,127	3,757	3,464
Key Performance Metrics
Global Markets revenue	1,337	1,322	1,055	4,099	3,570
Investment and Corporate Banking revenue	790	792	721	2,354	2,058
Return on equity (%) (4) (5)	16.0	16.6	12.6	16.5	14.0
Adjusted return on equity (%) (4) (5)	16.1	16.7	12.7	16.5	14.1
Operating leverage (teb) (%)	11.2	7.7	(1.7)	6.3	5.1
Adjusted operating leverage (teb) (%)	11.1	7.6	(1.9)	6.2	4.4
Efficiency ratio (teb) (%)	57.7	57.6	63.7	58.4	61.8
Adjusted efficiency ratio (teb) (%)	57.5	57.4	63.5	58.2	61.5
PCL on impaired loans-to-average net loans and acceptances (%) (5)	0.14	0.07	0.16	0.11	0.15
Average assets	614,772	596,933	514,825	601,878	552,478
Average gross loans and acceptances	89,447	86,874	82,668	87,774	83,830
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	734	711	641	2,261	2,019
Non-interest expense	418	444	422	1,337	1,245
Reported net income	224	166	151	639	510
Adjusted non-interest expense	416	441	419	1,330	1,237
Adjusted net income	225	168	153	644	516
Average assets	216,716	215,280	181,423	212,152	194,443
Average gross loans and acceptances	36,523	35,654	32,582	35,827	31,758
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Net interest income, total revenue and the provision for income taxes are presented on a taxable equivalent basis (teb) and are reflected in the ratios. Teb amounts of $2 million in each of Q3-2026, Q2-2026 and Q3-2025; and $6 million for YTD-2026 and $4 million for YTD-2025, are offset in Corporate Services.
26 BMO Financial Group Third Quarter Report 2026

(3)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense.
(4)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(5)Return on equity and PCL ratios are presented on an annualized basis.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q3 2026 vs. Q3 2025
Capital Markets reported net income was $645 million, an increase of $203 million or 46% from the prior year.
Total revenue was $2,127 million, an increase of $351 million or 20% from the prior year. Global Markets revenue increased $282 million or 27%, primarily due to higher equities trading revenue. Investment and Corporate Banking revenue increased $69 million or 10%, primarily due to higher corporate banking revenue and debt underwriting revenue.
Total provision for credit losses was $41 million, a decrease of $15 million from the prior year. The provision for credit losses on impaired loans was $30 million, a decrease of $3 million. There was an $11 million provision for credit losses on performing loans in the current quarter, compared with a $23 million provision in the prior year.
Non-interest expense was $1,229 million, an increase of $97 million or 8% from the prior year, driven by higher employee-related expenses and technology costs.
Average gross loans and acceptances of $89.4 billion increased $6.8 billion or 8% from the prior year.

Q3 2026 vs. Q2 2026
Reported net income increased $7 million or 1% from the prior quarter.
Total revenue increased $13 million or 1% from the prior quarter. Global Markets revenue increased $15 million or 1%, primarily due to higher debt issuances. Investment and Corporate Banking revenue was relatively unchanged from the prior quarter, as higher corporate banking revenue and lower markdowns on fair value loans were offset by lower underwriting and advisory fee revenue and lower net gains on investments.
Total provision for credit losses increased $12 million from the prior quarter. The provision for credit losses on impaired loans increased $15 million from the prior quarter. There was an $11 million provision for credit losses on performing loans in the current quarter, compared with a $14 million provision in the prior quarter.
Non-interest expense was relatively unchanged from the prior quarter.
Average gross loans and acceptances increased $2.6 billion from the prior quarter.

Q3 YTD 2026 vs. Q3 YTD 2025
Capital Markets reported net income was $1,940 million, an increase of $475 million or 32% from the prior year.
Total revenue was $6,453 million, an increase of $825 million or 15% from the prior year. Global Markets revenue increased $529 million or 15%, primarily due to higher equities trading revenue and higher debt and equity issuances, partially offset by lower interest rate trading revenue and the impact of the weaker U.S. dollar. Investment and Corporate Banking revenue increased $296 million or 14%, primarily due to higher advisory fee, equity underwriting and corporate banking revenue, as well as lower markdowns on fair value loans.
Total provision for credit losses was $78 million, a decrease of $125 million from the prior year. The provision for credit losses on impaired loans was $74 million, a decrease of $22 million. There was a $4 million provision for credit losses on performing loans in the current year, compared with a $107 million provision in the prior year.
Non-interest expense was $3,771 million, an increase of $292 million or 8% from the prior year, driven by higher performance-based compensation, and technology and operating costs.
Average gross loans and acceptances of $87.8 billion increased $3.9 billion from the prior year.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

BMO Financial Group Third Quarter Report 2026 27

Corporate Services (1)

TABLE 18
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q3-2025	YTD-2026	YTD-2025
Net interest income before segment teb offset	(272)	(178)	(160)	(578)	(614)
Segment teb offset	(7)	(7)	(10)	(23)	(29)
Net interest income (teb)	(279)	(185)	(170)	(601)	(643)
Non-interest revenue	178	152	111	425	320
Total revenue (teb)	(101)	(33)	(59)	(176)	(323)
Provision for credit losses on impaired loans	6	4	9	19	41
Recovery of provision for credit losses on performing loans	(4)	(4)	(7)	(11)	(27)
Total provision for credit losses	2	–	2	8	14
Non-interest expense	1,266	119	120	1,613	452
Loss before income taxes	(1,369)	(152)	(181)	(1,797)	(789)
Recovery of income taxes (teb)	(218)	(42)	(61)	(326)	(221)
Reported net loss	(1,151)	(110)	(120)	(1,471)	(568)
Dividends on preferred shares and distributions on other equity instruments	37	98	27	172	157
Net income attributable to non-controlling interest in subsidiaries	1	–	1	2	2
Net loss available to common shareholders	(1,189)	(208)	(148)	(1,645)	(727)
Acquisition and integration costs (2)	–	–	1	–	7
Impact of divestitures	973	24	–	1,000	–
FDIC special assessment	–	–	(4)	(35)	(5)
Impact of alignment of accounting policies	–	–	–	–	70
Adjusted net loss	(178)	(86)	(123)	(506)	(496)
Adjusted net loss available to common shareholders	(216)	(184)	(151)	(680)	(655)
Adjusted non-interest expense	160	93	124	524	354
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (3)	(62)	(43)	(12)	(132)	(15)
Total provision (recovery of provision) for credit losses	(2)	(2)	(1)	(4)	1
Non-interest expense	843	76	60	1,009	174
Recovery of income taxes (teb) (3)	(127)	(31)	(23)	(202)	(70)
Reported net loss	(776)	(86)	(48)	(935)	(120)
Adjusted non-interest expense	71	56	62	249	138
Adjusted net loss	(92)	(68)	(50)	(257)	(94)
(1)Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense.
(3)Segment taxable equivalent basis (teb) offset amounts recorded in net interest income, total revenue and provision for (recovery of) income taxes: $7 million in both Q3-2026 and Q2-2026, and $10 million in Q3-2025; and $23 million for YTD-2026 and $29 million for YTD-2025.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q3 2026 vs. Q3 2025
Corporate Services reported net loss was $1,151 million, and included the impact of the announced sale of BMO’s Transportation Finance and Vendor Finance businesses resulting in a charge of $962 million, primarily related to goodwill, compared with a reported net loss of $120 million in the prior year. Adjusted net loss was $178 million, compared with an adjusted net loss of $123 million.
The higher adjusted net loss primarily reflected lower revenue and higher expenses.

Q3 2026 vs. Q2 2026
Reported net loss of $1,151 million compared with a net loss of $110 million in the prior quarter, and adjusted net loss of $178 million compared with a net loss of $86 million.
Compared with the prior quarter, the higher reported net loss was driven by the impact of the divestiture noted above, and the higher adjusted net loss reflected lower revenue and higher expenses.

Q3 YTD 2026 vs. Q3 YTD 2025
Reported net loss was $1,471 million, compared with a reported net loss of $568 million in the prior year. The higher reported net loss primarily reflected the impact of the divestiture noted above, the impact of aligning accounting policies for employee vacation across legal entities in the prior year and a larger partial reversal of the FDIC special assessment in the current year.
Adjusted net loss was $506 million, compared with an adjusted net loss of $496 million in the prior year, with higher expenses partially offset by higher revenue.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.
28 BMO Financial Group Third Quarter Report 2026

Summary Quarterly Earnings Trends (1)

TABLE 19
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q1-2026	Q4-2025	Q3-2025	Q2-2025	Q1-2025	Q4-2024
Net interest income	5,567	5,268	5,643	5,496	5,496	5,097	5,398	5,438
Non-interest revenue	4,329	4,299	4,181	3,845	3,492	3,582	3,868	3,519
Revenue	9,896	9,567	9,824	9,341	8,988	8,679	9,266	8,957
Provision for credit losses on impaired loans	708	734	739	750	773	765	859	1,107
Provision for credit losses on performing loans	14	5	7	5	24	289	152	416
Total provision for credit losses	722	739	746	755	797	1,054	1,011	1,523
Non-interest expense	6,678	5,330	5,753	5,556	5,105	5,019	5,427	4,427
Income before income taxes	2,496	3,498	3,325	3,030	3,086	2,606	2,828	3,007
Provision for income taxes	746	868	836	735	756	644	690	703
Reported net income (see below)	1,750	2,630	2,489	2,295	2,330	1,962	2,138	2,304
Acquisition and integration costs/reversal	4	2	7	3	4	(1)	7	27
Amortization of acquisition-related intangible assets	69	70	71	123	69	81	79	92
Change in fair value of contingent consideration	63	7	16	–	–	–	–	–
Impact of divestitures	973	24	3	102	–	–	–	–
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	–	–	–	(870)
FDIC special assessment	–	–	(35)	(9)	(4)	4	(5)	(11)
Impact of alignment of accounting policies	–	–	–	–	–	–	70	–
Adjusted net income	2,859	2,733	2,551	2,514	2,399	2,046	2,289	1,542
Operating Segment Reported Revenue (2)
Canadian P&C	3,257	3,097	3,258	3,102	3,076	2,953	3,043	2,913
U.S. Banking	3,034	2,859	2,896	2,875	2,830	2,814	2,964	2,735
Wealth Management	1,579	1,530	1,500	1,442	1,365	1,263	1,320	1,240
Capital Markets	2,127	2,114	2,212	1,819	1,776	1,779	2,073	1,600
Corporate Services	(101)	(33)	(42)	103	(59)	(130)	(134)	469
Total revenue	9,896	9,567	9,824	9,341	8,988	8,679	9,266	8,957
Key Performance Metrics
Diluted earnings per share ($) (3)	2.38	3.53	3.39	2.97	3.14	2.50	2.83	2.94
Adjusted diluted earnings per share ($)	3.96	3.67	3.48	3.28	3.23	2.62	3.04	1.90
Total PCL-to-average net loans and acceptances (annualized) (%)	0.41	0.45	0.44	0.44	0.47	0.63	0.58	0.91
Effective tax rate (%)	29.9	24.8	25.2	24.2	24.5	24.7	24.4	23.4
Adjusted effective tax rate (%)	24.0	24.6	25.0	23.6	24.5	24.7	24.5	21.7
Canadian/U.S. dollar average exchange rate ($)	1.4004	1.3721	1.3759	1.3887	1.3730	1.4203	1.4303	1.3641
(1)Adjusted results exclude certain items from reported results and are used to calculate adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information on adjusting items, refer to the Non-GAAP and Other Financial Measures sections in both this document and BMO’s 2025 Annual Report. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.
(2)Operating segment revenue, net interest income, total revenue and provision for income taxes are presented on a taxable equivalent basis (teb). The offset to the segments’ teb adjustments is reflected in Corporate Services. For further information, refer to the How BMO Reports Operating Segments Results section.
(3)Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non‑GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to employee benefits and stock-based compensation for employees eligible to retire, which are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation, primarily changes in the U.S. dollar relative to the Canadian dollar. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. Economic conditions, such as evolving trade policies and global events may also impact our results and the markets in which we operate. The table above outlines summary results for the fourth quarter of fiscal 2024 through the third quarter of fiscal 2026.
A number of adjusting items impacted reported results in certain quarters. The past four quarters included the impact of divestitures, including the announced sale of BMO’s Transportation Finance and Vendor Finance businesses and certain U.S. branches. The first three quarters of fiscal 2026 also included a change in the fair value of contingent consideration related to the acquisition of Burgundy. The first quarter of fiscal 2025 included the impact of aligning accounting policies for employee vacation across legal entities. The fourth quarter of fiscal 2024 included a reversal of a fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank. Prior periods were impacted by an FDIC special assessment charge and reversal of prior charges, with all periods impacted by acquisition and integration costs, as well as the amortization of acquisition-related intangible assets and any impairments.
Financial performance benefitted from the strength and diversification of our businesses, with improving revenue and earnings trends.
Revenue growth in Canadian P&C reflected good customer acquisition and higher net interest margin. U.S. Banking revenue was driven by higher net interest margin and higher fee revenue, partially offset by balance sheet optimization initiatives. Wealth Management revenue benefitted from stronger global markets and steady growth in client assets and balance sheet volumes, as well as the inclusion of Burgundy beginning the first quarter of fiscal 2026. Insurance revenue is subject to variability resulting from market-related impacts. Capital Markets revenue, which is largely driven by market conditions that affect client activity, continued to benefit from robust trading activity from strong client flows, as well as stronger underwriting and advisory activity in recent quarters.
Provisions for credit losses on impaired loans can vary depending on the economic environment and specific client circumstances. Provisions for credit losses on impaired loans increased in fiscal 2024, reflecting the impact of prolonged higher interest rates, tightening credit conditions and shifting consumer demand. In fiscal 2025 and fiscal 2026, provisions for credit losses on impaired loans moderated and have remained relatively stable with lower provisions in U.S. Banking and Capital Markets, offset by higher provisions in Canadian P&C. Provisions on performing loans can be impacted
BMO Financial Group Third Quarter Report 2026 29

by the macroeconomic outlook, the impact of model changes, portfolio credit migration and loan growth. In fiscal 2024 and the first half of fiscal 2025, the bank recorded higher provisions on performing loans, primarily reflecting portfolio credit migration and ongoing uncertainty in credit conditions. During the past five quarters, performing provisions were relatively stable.
Non-interest expense was impacted by the specified items noted above and reflected disciplined expense management, while we continue to invest in our business to drive revenue growth. Expense growth has largely been driven by employee-related expenses and technology costs. The first quarter of fiscal 2026 included severance costs associated with advancing operational efficiencies across the enterprise.
The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income; and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by the implementation of the global minimum tax rules beginning the first quarter of fiscal 2025.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Summary Quarterly Earnings Trends section.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer these services to our preferred customers. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.
The bank’s policies and procedures for related party transactions did not materially change from October 31, 2025, as described in Note 27 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.

Off-Balance Sheet Arrangements
We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2025 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities. We do not consolidate our customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2025.

Accounting Policies and Critical Accounting Estimates and Judgments
Material accounting policies are described in BMO’s 2025 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2025, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review the discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses
The allowance for credit losses (ACL) primarily consists of allowances for impaired loans, which represent estimated losses related to impaired loans provided for but not yet written off, and allowances for performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on four economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. Determining a significant increase in credit risk involves consideration of many different factors that will vary by product and risk segment. The principal factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. In the current quarter, we applied experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions may change over time, with the impact of any such change recorded in future periods.
In establishing our allowance for performing loans, we attach probability weightings to economic scenarios that are representative of our view of economic and market conditions at the reporting date. The base scenario represents our view of the most probable outcome, as well as upside, downside, and severe downside scenarios, all of which have been developed by our Economics group.
When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity market and volatility indices, corporate credit spreads, unemployment rates, housing prices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single variable to which the allowance is sensitive.
Our total allowance for credit losses as at July 31, 2026, was $6,030 million ($5,739 million as at October 31, 2025) and comprised an allowance on performing loans of $4,762 million and an allowance on impaired loans of $1,268 million ($4,709 million and $1,030 million, respectively, as at
30 BMO Financial Group Third Quarter Report 2026

October 31, 2025). The allowance on performing loans increased $53 million from the fourth quarter of fiscal 2025, primarily driven by the impact of model changes in the second quarter of 2026, partially offset by improvement in portfolio credit quality and movements in foreign exchange rates.
Information on the Provision for Credit Losses for the three months ended July 31, 2026, can be found in the Total Provision for Credit Losses section.
For additional information, refer to the Risk Management section, Allowance for Credit Losses section of BMO’s 2025 Annual Report, Note 3 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.
This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Future Changes in Accounting Policies
We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.

Other Regulatory Developments
We continue to monitor and prepare for other regulatory developments, including those referenced elsewhere in this document.
For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Compliance Risk section of BMO’s 2025 Annual Report.

Liquidity Adequacy Requirement
In January 2026, OSFI published its final Liquidity Adequacy Requirements (LAR) Guideline for fiscal 2026, which came into effect on May 1, 2026. The changes primarily relate to retail deposit categorization with updated guidance on the retail structured products and their treatment under LAR. These changes did not have a material impact on our liquidity and funding practices.

Risk Management
BMO’s risk management policies and processes, designed to identify, assess, measure, manage and report its credit and counterparty, market, liquidity and funding, operational non-financial, including artificial intelligence, cyber, information and other technology-related risks, legal and regulatory compliance, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report.

Top and Emerging Risks That May Affect Future Results
BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report. These risks have the potential to materially impact BMO’s financial results, our operational efficiency, strategic direction or reputation. We continue to monitor the environment in which the bank operates, in order to identify and respond to any adverse developments, such as changes in general economic conditions and trade disputes, and take appropriate steps to reduce the impact on our results. For developments on general economic conditions and trade disputes, refer to the Economic Developments and Outlook section.

Geopolitical and Trade Developments
Geopolitical uncertainty, international conflicts and trade disruptions continue to pose risks globally and for BMO. The ongoing war in Iran continues to contribute to elevated energy prices, supply chain disruption, inflationary pressure and slower economic growth, with impacts on BMO’s businesses and clients.
BMO’s customers continue to depend on global trade and economic expansion. The U.S. decision not to extend USMCA’s initial terms on July 1, 2026 and the new U.S. tariffs on an array of Canadian exports could add to a prolonged period of trade policy uncertainty. Given BMO’s integrated North American footprint, the bank is actively assessing potential impacts on its clients and operations related to future trade negotiations.
BMO actively monitors and manages geopolitical-related risks through regular reporting and targeted management actions across impacted areas, including counterparties, credit, liquidity, operations and technology. Stress scenarios are reviewed and refreshed on an ongoing basis to support the continued resilience of BMO’s funding and capital positions as global conditions evolve.
For further information on the North American economic outlook, refer to the Economic Developments and Outlook section.
BMO Financial Group Third Quarter Report 2026 31

Real Estate Secured Lending
Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

TABLE 20
(Canadian $ in millions, except as noted)	Residential mortgages	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at July 31, 2026	164,183	40,855	205,038	13,759	218,797
As at April 30, 2026	162,090	39,695	201,785	13,844	215,629

Residential Mortgages (1)

TABLE 21
	As at July 31, 2026					As at April 30, 2026
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,133	4,339	7,472	3.8%	70%	3,162	4,206	7,368	3.8%	69%
Quebec	7,123	13,079	20,202	10.3%	70%	7,488	13,102	20,590	10.6%	70%
Ontario	14,700	71,664	86,364	43.9%	70%	14,469	70,085	84,554	43.5%	70%
Alberta	8,712	9,050	17,762	9.0%	71%	8,858	8,703	17,561	9.1%	71%
British Columbia	4,237	24,531	28,768	14.6%	67%	4,216	24,180	28,396	14.7%	68%
All other Canada	1,961	1,654	3,615	1.8%	73%	2,015	1,606	3,621	1.9%	71%
Total Canada	39,866	124,317	164,183	83.4%	70%	40,208	121,882	162,090	83.6%	70%
United States	59	32,682	32,741	16.6%	76%	59	31,667	31,726	16.4%	72%
Total	39,925	156,999	196,924	100%	71%	40,267	153,549	193,816	100%	70%
(1)Reporting methodologies are in accordance with OSFI’s Residential Mortgage Underwriting Practices and Procedures (B-20) Guideline.
(2)Region is based upon address of the property mortgaged.
(3)Insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)Loan-to-value (LTV) is based on original outstanding balances for mortgages and authorized amounts for HELOCs, divided by the value of the collateral at point of origination.

Home Equity Lines of Credit (1)

TABLE 22
	As at July 31, 2026					As at April 30, 2026
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (4)	Outstanding Balances	%	Authorizations	%	Average LTV (4)
Atlantic	1,231	2.0%	2,327	1.9%	68%	1,202	2.0%	2,282	1.9%	67%
Quebec	9,880	16.1%	19,940	16.0%	72%	9,682	16.1%	19,712	16.1%	71%
Ontario	27,157	44.2%	50,589	40.6%	66%	26,798	44.6%	50,057	40.8%	66%
Alberta	3,552	5.8%	7,845	6.3%	67%	3,440	5.7%	7,689	6.3%	66%
British Columbia	12,051	19.6%	22,505	18.1%	64%	11,681	19.4%	22,071	18.0%	64%
All other Canada	743	1.2%	1,525	1.2%	70%	736	1.2%	1,512	1.2%	70%
Total Canada	54,614	88.9%	104,731	84.1%	67%	53,539	89.0%	103,323	84.3%	66%
United States	6,826	11.1%	19,760	15.9%	56%	6,611	11.0%	19,271	15.7%	57%
Total	61,440	100%	124,491	100%	66%	60,150	100%	122,594	100%	65%
Refer to footnote references in the Residential Mortgages table above.

Residential Mortgages by Remaining Term of Amortization (1) (2)

TABLE 23
	As at July 31, 2026
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.8%	8.0%	20.2%	31.7%	31.0%	2.3%	3.3%
United States (4)	0.3%	1.8%	2.9%	3.7%	19.2%	71.8%	0.1%	0.2%
Total	0.7%	2.6%	7.2%	17.5%	29.5%	37.7%	2.0%	2.8%
	As at April 30, 2026
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.8%	8.1%	19.9%	33.0%	29.3%	2.2%	4.0%
United States (4)	0.3%	1.6%	3.1%	3.3%	15.6%	75.9%	0.1%	0.1%
Total	0.7%	2.6%	7.3%	17.1%	30.1%	37.0%	1.9%	3.3%
(1)In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. The contractual payment schedule is used in the United States.
(2)Reporting methodologies are in accordance with OSFI’s B-20 Guideline.
(3)As a result of increases in interest rates, the portfolio included less than $0.1 billion (relatively unchanged from April 30, 2026) of variable-rate mortgages in negative amortization, with all of the contractual payments in the current period being applied to interest, and the portion of interest due that is not met by each payment added to the principal.
(4)A large proportion of U.S.-based mortgages in the longer-amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.
32 BMO Financial Group Third Quarter Report 2026

International Exposures
BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our total net exposure to these regions is set out in the table below.
The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported at fair value. Derivatives exposures incorporate transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

TABLE 24
	As at July 31, 2026													As at April 30, 2026 (1)
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure	Total Net Exposure
Europe (excluding United Kingdom)	928	3,790	–	4,718	897	500	7,026	8,423	2,604	703	284	3,591	16,732	15,267
United Kingdom	182	5,948	191	6,321	382	260	2,853	3,495	961	1,079	81	2,121	11,937	11,552
Latin America	2,429	4,085	–	6,514	–	170	–	170	79	189	23	291	6,975	6,944
Asia-Pacific	2,429	3,033	32	5,494	312	79	548	939	434	202	269	905	7,338	7,283
Africa and Middle East	1,892	1,132	107	3,131	2	50	19	71	5	7	986	998	4,200	6,393
Other (2)	–	2	12	14	55	–	3,653	3,708	–	10	1,545	1,555	5,277	4,566
Total	7,860	17,990	342	26,192	1,648	1,059	14,099	16,806	4,083	2,190	3,188	9,461	52,459	52,005
(1)Certain balances as at April 30, 2026, have been revised from amounts previously disclosed in BMO’s Second Quarter 2026 Report to Shareholders.
(2)Primarily exposure to supranational entities.

Caution
This Risk Management section contains forward‑looking statements. Please refer to the Caution Regarding Forward‑Looking Statements.

Market Risk
BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2025 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures
The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

TABLE 25
	As at July 31, 2026				As at October 31, 2025
	Consolidated	Subject to market risk		Not subject	Consolidated	Subject to market risk		Not subject	Primary risk factors for
	Balance	Traded	Non-traded	to market	Balance	Traded	Non-traded	to market	non-traded risk
(Canadian $ in millions)	Sheet	risk (1)	risk (2)	risk	Sheet	risk (1)	risk (2)	risk	balances
Assets Subject to Market Risk
Cash and cash equivalents	74,086	–	74,086	–	67,484	–	67,484	–	Interest rate
Interest bearing deposits with banks	3,200	911	2,289	–	2,838	456	2,382	–	Interest rate
Securities	458,626	172,817	285,809	–	423,476	172,680	250,796	–	Interest rate, credit spread, equity
Securities borrowed or purchased
under resale agreements	109,018	–	109,018	–	129,421	–	129,421	–	Interest rate
Loans and acceptances
(net of allowance for credit losses)	696,495	6,260	690,235	–	677,161	6,271	670,890	–	Interest rate, foreign exchange
Derivative instruments	67,997	63,694	4,303	–	57,151	51,829	5,322	–	Interest rate, foreign exchange
Customers’ liability under acceptances	1,432	–	1,432	–	711	–	711	–	Interest rate
Other assets	127,831	8,318	19,910	99,603	118,560	6,411	12,460	99,689	Interest rate
Total assets	1,538,685	252,000	1,187,082	99,603	1,476,802	237,647	1,139,466	99,689
Liabilities Subject to Market Risk
Deposits	1,017,834	56,350	961,484	–	976,202	49,093	927,109	–	Interest rate, foreign exchange
Derivative instruments	69,597	65,413	4,184	–	58,729	54,770	3,959	–	Interest rate, foreign exchange
Acceptances	1,432	–	1,432	–	711	–	711	–	Interest rate
Securities sold but not yet purchased	51,098	51,098	–	–	54,876	54,876	–	–	Interest rate
Securities lent or sold under
repurchase agreements	124,983	–	124,983	–	134,967	–	134,967	–	Interest rate
Other liabilities	179,673	–	109,670	70,003	154,717	–	91,688	63,029	Interest rate
Subordinated debt	7,495	–	7,495	–	8,500	–	8,500	–	Interest rate
Total liabilities	1,452,112	172,861	1,209,248	70,003	1,388,702	158,739	1,166,934	63,029
(1)Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

BMO Financial Group Third Quarter Report 2026 33

Trading Market Risk Measures
Average Total Trading Value at Risk (VaR) decreased quarter-over-quarter from lower interest rate and equity risks, partially offset by reduced diversification.

Total Trading Value at Risk (1)

TABLE 26
	For the quarter ended July 31, 2026				April 30, 2026	July 31, 2025
	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	10.4	11.1	16.4	5.8	10.0	9.8
Equity VaR	6.9	11.6	20.0	4.9	12.4	19.1
Foreign exchange VaR	0.8	1.5	3.0	0.7	1.6	2.0
Interest rate VaR (2)	27.6	26.0	30.8	22.8	31.9	27.4
Diversification	(20.5)	(23.1)	nm	nm	(27.5)	(19.0)
Total Trading VaR	25.2	27.1	33.2	20.0	28.4	39.3
(1)One‑day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2)Interest rate VaR includes general credit spread risk.
nm - not meaningful

Structural (Non-Trading) Market Risk
Our structural market risk strategy and profile remains consistent with prior periods. The net balance sheet is fully invested in an intermediate duration target interest rate profile. Structural economic value exposure to rising rates and structural economic value benefit to falling rates increased, compared with April 30, 2026, primarily due to modelled deposit pricing being more rate-sensitive at higher projected interest rate levels following the increase in term market rates during the current quarter.
Structural earnings benefit to rising interest rates and structural earnings exposure to falling interest rates increased, compared with April 30, 2026, as more net assets are scheduled to reprice over the next 12 months.

Structural Interest Rate Sensitivity (1) (2)

TABLE 27
	Economic value sensitivity					Earnings sensitivity over the next 12 months
	July 31, 2026			April 30, 2026	July 31, 2025	July 31, 2026			April 30, 2026	July 31, 2025
(Pre-tax Canadian $ equivalent in millions)
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(1,256)	(854)	(2,110)	(2,059)	(1,744)	110	181	291	233	349
100 basis point decrease	1,181	317	1,498	1,375	1,021	(118)	(200)	(318)	(282)	(353)
(1)Losses are presented in brackets and gains are presented as positive numbers.
(2)Interest rate sensitivities assume an immediate and sustained parallel shift in interest rates across the entire yield curve as at the end of the period. Earnings sensitivity assumes a constant balance sheet. Economic value sensitivity assumes a runoff balance sheet.
(3)Includes Canadian dollar and other currencies.

Liquidity and Funding Risk
Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.
BMO continued to maintain a strong liquidity position in the third quarter of 2026. Both customer loans and deposits increased during the quarter. Wholesale funding increased, reflecting higher net issuances. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), exceeded internal targets and regulatory requirements.
BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.
In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $404.8 billion as at July 31, 2026, compared with $377.6 billion as at April 30, 2026. The increase in unencumbered liquid assets was due to higher securities and cash balances.
Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A., and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England’s Sterling Monetary Framework, and European Central Bank standby liquidity facilities. We do not consider central bank facilities as a source of available liquidity when assessing the soundness of our liquidity position.
In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

34 BMO Financial Group Third Quarter Report 2026

Liquid Assets

TABLE 28
	As at July 31, 2026					As at April 30, 2026
		Other cash &			Net	Net
	Bank-owned	securities	Total gross	Encumbered	unencumbered	unencumbered
(Canadian $ in millions)	assets	received	assets (1)	assets	assets (2)	assets (2)
Cash and cash equivalents	74,086	–	74,086	61	74,025	63,764
Deposits with other banks	3,200	–	3,200	–	3,200	3,325
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	210,272	98,085	308,357	139,907	168,450	152,968
NHA mortgage-backed securities and U.S. agency mortgage-backed
securities and collateralized mortgage obligations	139,644	15,254	154,898	93,171	61,727	60,707
Corporate and other debt	41,317	31,532	72,849	36,260	36,589	36,608
Corporate equity	67,393	77,690	145,083	97,834	47,249	44,274
Total securities and securities borrowed or purchased under resale agreements	458,626	222,561	681,187	367,172	314,015	294,557
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	21,113	–	21,113	7,528	13,585	16,001
Total liquid assets	557,025	222,561	779,586	374,761	404,825	377,647
(1)Gross assets include bank‑owned assets and cash and securities received from third parties.
(2)Net unencumbered assets are defined as total gross assets less encumbered assets.
(3)Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Risk Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

Asset Encumbrance

TABLE 29
		Encumbered (2)		Net unencumbered
(Canadian $ in millions)	Total gross	Pledged as	Other	Other	Available as
As at July 31, 2026	assets (1)	collateral	encumbered	unencumbered (3)	collateral (4)
Cash and deposits with other banks	77,286	–	61	–	77,225
Securities (5)	702,300	274,450	100,250	25,816	301,784
Loans	675,382	74,382	1,958	413,572	185,470
Other assets
Derivative instruments	67,997	–	–	67,997	–
Customers' liability under acceptances	1,432	–	–	1,432	–
Premises and equipment	6,331	–	–	6,331	–
Goodwill	16,086	–	–	16,086	–
Intangible assets	5,158	–	–	5,158	–
Current tax assets	1,965	–	–	1,965	–
Deferred tax assets	3,162	–	–	3,162	–
Receivable from brokers, dealers and clients	45,928	–	–	45,928	–
Other	49,201	16,637	–	32,564	–
Total other assets	197,260	16,637	–	180,623	–
Total assets	1,652,228	365,469	102,269	620,011	564,479

		Encumbered (2)		Net unencumbered
(Canadian $ in millions)	Total gross	Pledged as	Other	Other	Available as
As at April 30, 2026	assets (1)	collateral	encumbered	unencumbered (3)	collateral (4)
Cash and deposits with other banks	67,147	–	58	–	67,089
Securities (5)	695,122	273,091	111,473	25,435	285,123
Loans	655,586	68,435	1,973	407,887	177,291
Other assets
Derivative instruments	62,358	–	–	62,358	–
Customers' liability under acceptances	1,195	–	–	1,195	–
Premises and equipment	6,169	–	–	6,169	–
Goodwill	16,596	–	–	16,596	–
Intangible assets	5,043	–	–	5,043	–
Current tax assets	1,870	–	–	1,870	–
Deferred tax assets	2,776	–	–	2,776	–
Receivable from brokers, dealers and clients	50,333	–	–	50,333	–
Other	45,043	12,863	–	32,180	–
Total other assets	191,383	12,863	–	178,520	–
Total assets	1,609,238	354,389	113,504	611,842	529,503
(1)Gross assets include on-balance sheet and off-balance sheet assets.
(2)Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.
(3)Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $25.8 billion as at July 31, 2026, and include securities held at BMO’s insurance subsidiary, seller financing securities and certain investments held at our merchant banking business. Other unencumbered assets include mortgages and loans that may be securitized to access secured funding.
(4)Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.
(5)Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO Financial Group Third Quarter Report 2026 35

Net Unencumbered Liquid Assets by Legal Entity

TABLE 30
(Canadian $ in millions)	As at July 31, 2026	As at April 30, 2026
BMO (parent)	242,074	226,209
BMO Bank N.A.	131,772	119,446
Broker dealers	30,979	31,992
Total net unencumbered liquid assets by legal entity	404,825	377,647

Funding Strategy
BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded and is subject to limits on aggregate maturities across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.
We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $710.9 billion as at July 31, 2026, increasing from $693.4 billion as at April 30, 2026, due to underlying growth and the impact of the stronger U.S. dollar.
Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $290.5 billion as at July 31, 2026, with $77.5 billion sourced as secured funding and $213.0 billion sourced as unsecured funding. Wholesale funding outstanding increased from $264.6 billion as at April 30, 2026, due to net issuances during the current quarter. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $404.8 billion as at July 31, 2026, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

Wholesale Funding Maturities (1)

TABLE 31
	As at July 31, 2026								As at April 30, 2026
	Less than	1 to 3	3 to 6	6 to 12	Subtotal less	1 to 2	Over
(Canadian $ in millions)	1 month	months	months	months	than 1 year	years	2 years	Total	Total
Deposits from banks	3,963	1,069	2,449	2,034	9,515	–	–	9,515	7,041
Certificates of deposit and commercial paper	4,232	12,235	29,692	39,844	86,003	2,606	190	88,799	84,602
Bearer deposit notes	1,283	2,701	959	595	5,538	–	–	5,538	4,693
Asset-backed commercial paper (ABCP)	2,469	5,555	7,506	1,432	16,962	–	–	16,962	15,550
Senior unsecured medium-term notes	473	3,777	5,395	15,184	24,829	13,991	38,939	77,759	72,311
Senior unsecured structured notes (2)	731	556	860	1,582	3,729	2,435	17,742	23,906	14,023
Secured funding
Mortgage and HELOC securitizations	–	1,393	432	1,037	2,862	2,462	11,815	17,139	18,069
Covered bonds	–	4,452	4,445	1,134	10,031	3,383	16,032	29,446	24,496
Other asset-backed securitizations (3)	–	–	–	–	–	445	3,709	4,154	4,025
Federal Home Loan Bank advances	–	–	1,402	–	1,402	6,988	1,403	9,793	11,458
Subordinated debt	–	–	–	–	–	–	7,494	7,494	8,335
Total	13,151	31,738	53,140	62,842	160,871	32,310	97,324	290,505	264,603
Of which:
Secured	2,469	11,400	13,785	3,603	31,257	13,278	32,959	77,494	73,598
Unsecured	10,682	20,338	39,355	59,239	129,614	19,032	64,365	213,011	191,005
Total (4)	13,151	31,738	53,140	62,842	160,871	32,310	97,324	290,505	264,603
(1)Wholesale unsecured funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions and ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)Includes structured notes issued to institutional investors and exchange-traded notes. Effective the third quarter of 2026, the classification of unsecured structured notes was updated to align with the retail categorization of structured notes under OSFI’s Liquidity Adequacy Requirements beginning May 1, 2026.
(3)Includes credit card loan securitizations.
(4)Total wholesale funding comprised Canadian‑dollar‑denominated funding totalling $60.8 billion ($55.4 billion as at April 30, 2026) and U.S.‑dollar‑denominated and other foreign‑currency‑denominated funding totalling $229.7 billion as at July 31, 2026 ($209.2 billion as at April 30, 2026).

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans and home equity line of credit (HELOC) securitizations, covered bonds, and Canadian and U.S. senior unsecured deposits.
Our wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.
Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2025 Annual Report. Please also see the Risk Management section.

36 BMO Financial Group Third Quarter Report 2026

Credit Ratings
The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank’s business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding may increase and our access to funding and capital through the wholesale markets could be constrained. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 7 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues.

TABLE 32
As at July 31, 2026
Rating agency (1)	Short-term debt	Senior debt (2)	Long-term deposits/Issuer rating (3)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA+	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable
(1)Credit ratings are not recommendations to purchase, hold or sell a financial obligation and do not address the market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization. Our rating classes may differ from the rating category nomenclatures used by the rating agencies (e.g., Fitch Issuer Default Rating assigned to BMO is “AA-”).
(2)Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(3)Issuer rating is applicable to any long-term senior unsecured debt issued that is excluded from the Bail-In Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at July 31, 2026, we would be required to provide additional collateral to counterparties totalling $335 million, $814 million and $1,821 million, as a result of a one-notch, two-notch and three-notch downgrade, respectively.

Caution
This Credit Ratings section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.
BMO Financial Group Third Quarter Report 2026 37

Liquidity Coverage Ratio
The Liquidity Coverage Ratio (LCR) is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days, in accordance with OSFI’s LAR Guideline, as summarized in the table below. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended July 31, 2026, was 125%, equivalent to a surplus of $51.4 billion above the regulatory minimum. The LCR decreased 3% from 128% in the prior quarter, as an increase in HQLA was more than offset by an increase in net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

TABLE 33
	For the quarter ended July 31, 2026
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	257.4
Cash Outflows
Retail deposits and deposits from small business customers, of which:	300.0	20.8
Stable deposits	143.3	4.3
Less stable deposits	156.7	16.5
Unsecured wholesale funding, of which:	341.7	146.6
Operational deposits (all counterparties) and deposits in networks of cooperative banks	171.6	42.4
Non-operational deposits (all counterparties)	149.5	83.6
Unsecured debt	20.6	20.6
Secured wholesale funding	*	44.2
Additional requirements, of which:	275.5	65.2
Outflows related to derivatives exposures and other collateral requirements	46.7	15.6
Outflows related to loss of funding on debt products	3.9	3.9
Credit and liquidity facilities	224.9	45.7
Other contractual funding obligations	1.0	–
Other contingent funding obligations	607.5	12.9
Total cash outflows	*	289.7
Cash Inflows
Secured lending (e.g., reverse repos)	219.8	43.4
Inflows from fully performing exposures	19.2	10.3
Other cash inflows	30.0	30.0
Total cash inflows	269.0	83.7
For the quarter ended July 31, 2026		Total adjusted value (4)
Total HQLA		257.4
Total net cash outflows		206.0
Liquidity Coverage Ratio (%) (2)		125

For the quarter ended April 30, 2026		Total adjusted value (4)
Total HQLA		256.2
Total net cash outflows		200.6
Liquidity Coverage Ratio (%)		128
* Disclosure is not required under the LCR disclosure standard.
(1)Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)Values are calculated based on the simple average of the daily LCR over 64 business days in the third quarter of fiscal 2026.
(3)Weighted values are calculated after the application of the weights prescribed under OSFI’s LAR Guideline for HQLA and cash inflows and outflows.
(4)Adjusted values are calculated based on total weighted values after applicable caps, as defined by the LAR Guideline.

38 BMO Financial Group Third Quarter Report 2026

Net Stable Funding Ratio
The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, calculated in accordance with OSFI’s LAR Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its on-balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF, RSF and the NSFR. Canadian D-SIBs, including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 114% as at July 31, 2026, equivalent to a surplus of $97.4 billion above the regulatory minimum. The NSFR remained unchanged from 114% in the prior quarter, as an increase in available stable funding was largely offset by an increase in required stable funding.

TABLE 34
	For the quarter ended July 31, 2026
	Unweighted value by residual maturity				Weighted value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year
Available Stable Funding (ASF) Item
Capital:	89.6	–	–	7.4	97.0
Regulatory capital	89.6	–	–	7.4	97.0
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	250.1	51.2	27.5	49.3	347.4
Stable deposits	120.8	22.5	11.0	11.9	158.6
Less stable deposits	129.3	28.7	16.5	37.4	188.8
Wholesale funding:	356.8	321.7	79.8	124.1	325.0
Operational deposits	169.5	–	–	–	84.8
Other wholesale funding	187.3	321.7	79.8	124.1	240.2
Liabilities with matching interdependent assets	–	1.0	1.0	13.1	–
Other liabilities:	10.3	*	*	114.5	47.3
NSFR derivative liabilities	*	*	*	5.7	–
All other liabilities and equity not included in the above categories	10.3	61.2	0.5	47.1	47.3
Total ASF	*	*	*	*	816.7
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	19.0
Deposits held at other financial institutions for operational purposes	–	0.4	–	–	0.2
Performing loans and securities:	207.1	242.0	78.7	365.5	549.9
Performing loans to financial institutions secured by Level 1 HQLA	–	113.3	2.6	–	3.1
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured
performing loans to financial institutions	26.3	67.3	7.5	16.6	54.2
Performing loans to non-financial corporate clients, loans to retail and small business
customers, and loans to sovereigns, central banks and public sector entities, of which:	134.5	40.9	41.0	172.8	303.0
With a risk weight of less than or equal to 35% under the Basel II standardized
approach for credit risk	–	–	–	–	–
Performing residential mortgages, of which:	13.6	17.9	27.3	146.3	135.0
With a risk weight of less than or equal to 35% under the Basel II standardized
approach for credit risk	13.6	17.9	27.3	146.3	135.0
Securities that are not in default and do not qualify as HQLA,
including exchange-traded equities	32.7	2.6	0.3	29.8	54.6
Assets with matching interdependent liabilities	–	1.0	1.0	13.1	–
Other assets:	49.0	*	*	149.2	127.3
Physical traded commodities, including gold	8.3	*	*	*	7.0
Assets posted as initial margin for derivative contracts and contributions to
default funds of central clearing parties	*	*	*	22.3	19.0
NSFR derivative assets	*	*	*	4.4	–
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	19.3	1.0
All other assets not included in the above categories	40.7	52.3	0.5	50.4	100.3
Off-balance sheet items	*	*	*	681.5	22.9
Total RSF	*	*	*	*	719.3
Net Stable Funding Ratio (%)	*	*	*	*	114
					Weighted Value (2)
For the quarter ended April 30, 2026
Total ASF					794.4
Total RSF					699.2
Net Stable Funding Ratio (%)					114
* Disclosure is not required under the NSFR disclosure standard.
(1)Items in the no maturity column do not have a stated maturity. These may include, but are not limited to, capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.
(2)Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments
Tables showing contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments will be disclosed on an annual basis in the fourth quarter of each year.
BMO Financial Group Third Quarter Report 2026 39

Glossary of Financial Terms
Adjusted Earnings and Measures are non-GAAP and exclude certain specified items from revenue, non-interest expense, provision for credit losses and income taxes that may not reflect ongoing business performance. Management considers both reported and adjusted results to be useful in assessing underlying ongoing performance, as set out in the Non-GAAP and Other Financial Measures section.
Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards.
Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.
Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
Allowance on Performing Loans Ratio is calculated as the allowance for credit losses on performing loans as a percentage of gross performing loans and acceptances.
Allowance for Credit Losses Ratio is calculated as the allowance for credit losses on impaired loans as a percentage of gross impaired loans and acceptances.
Assets under Administration (AUA) refers to the assets administered by the bank, including assets under custody, that are beneficially owned by clients and therefore not reported on the bank’s consolidated balance sheet. BMO provides administrative services for these assets, including safekeeping, recordkeeping, income collection and distribution, and reporting.
Assets under Management (AUM) refers to the total market value of assets beneficially owned by clients and managed by the bank. Services provided in respect of AUM include the provision of investment advice and discretionary portfolio management. AUM is not reported on the bank’s consolidated balance sheet.
Asset-Backed Commercial Paper (ABCP) is backed by assets such as trade receivables, and is generally used for short-term financing needs.
Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over a period.
Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the issuer’s bank for a fee and can be traded in the money market.
Basis Point is one one-hundredth of a percentage point.
Book Value per Share represents common shareholders’ equity divided by the number of common shares at the end of a period.
Collateral is assets pledged as security to secure loans or other obligations.
Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche carries different terms, interest rates and risks.
Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity, including applicable contractual service margin, less regulatory deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.
Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.
Contractual Service Margin (CSM) represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services are provided.
Credit Valuation Adjustment (CVA) represents fair value adjustments to capture counterparty credit risk in our derivative valuations.
Derivatives are contracts, requiring no or little initial investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices, or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.
Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is calculated by dividing dividends per share by basic earnings per share.
Dividend Yield is calculated as dividends per common share divided by the closing share price.
Earnings per Share (EPS) is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.
Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.
Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Effective Tax Rate is a percentage calculated as provision for income taxes divided by income before provision for income taxes.
Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is a percentage calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating segments).
Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties, who are under no compulsion to act, in an orderly market transaction.

40 BMO Financial Group Third Quarter Report 2026

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.
Gross Impaired Loans and Acceptances (GIL) is calculated as the credit impaired balance of loans and customers’ liability under acceptances.
Gross Impaired Loans and Acceptances (GIL) Ratio is calculated as gross impaired loans and acceptances as a percentage of gross loans and acceptances.
Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.
Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.
High-Quality Liquid Assets (HQLA) are cash or assets that can be converted into cash with little or no loss in value to meet short-term liquidity needs.
Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.
Insurance Investment Results represent net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.
Insurance Service Results represent insurance revenue, insurance service expenses and reinsurance results.
Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.
Leverage Ratio is a Basel III regulatory measure calculated as Tier 1 Capital divided by LE, in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Liquidity and Funding Risk is the potential for financial loss if the bank is unable to meet its financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario, in accordance with guidelines issued by OSFI.
Market Risk is the potential for financial loss as a result of the impact to capital and earnings from adverse changes in market variables that may affect the bank’s trading, underwriting and banking book positions, such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
Mark-to-Market represents the valuation of financial instruments at fair value as of the balance sheet date.
Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.
Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding Global Markets, is presented on a basis that excludes Global Markets net interest income.
Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points.
Net Interest Margin, excluding Global Markets and Insurance is the ratio of net interest income, excluding net interest income from our Global Markets business in Capital Markets to average earning assets, excluding Global Markets and Insurance average earning assets, expressed as a percentage or in basis points.
Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) Guideline.
Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.
Off-Balance Sheet Financial Instruments comprise a variety of financial arrangements offered to clients, including credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.
Office of the Superintendent of Financial Institutions (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.
Operating Leverage is the difference between the growth rates of revenue and non-interest expense.
Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
Pre-Provision, Pre-Tax Earnings (PPPT) is a non-GAAP measure, calculated as income before provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.
Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.
Provision for Credit Losses (PCL) Ratio is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) Impaired Loans Ratio is calculated as the annualized total provision for credit losses on impaired loans as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) Performing Loans Ratio is calculated as the annualized provision for credit losses on performing loans as a percentage of average net loans and acceptances.
Return on Assets (ROA) is calculated as net income, as a percentage of average assets.
Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.
BMO Financial Group Third Quarter Report 2026 41

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity.
Risk-Weighted Assets (RWA) are on- and off-balance sheet exposures adjusted by a regulatory risk-weighted factor to a comparable risk level, in accordance with guidelines issued by OSFI.
Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.
Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.
Securitization is the practice of selling pools of contractual debts, such as residential mortgages and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.
Structured Entities (SEs) include entities for which voting or similar rights are not the primary factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.
Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.
Swaps are contractual agreements between two parties to exchange a series of cash flows based on notional amounts over a specified period.
Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Net interest income, total revenue and provision for income taxes in Capital Markets and U.S. Banking are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources, and are reflected in the key metrics. The offset to operating segment teb adjustments is reflected in Corporate Services net interest income, revenue and provision for (recovery of) income taxes.
Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares, limited recourse capital notes, less regulatory deductions.
Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.
Total Capital comprises Tier 1 and Tier 2 Capital.
Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions, in accordance with guidelines issued by OSFI.
Total Loss Absorbing Capacity (TLAC) Ratio is calculated as TLAC divided by risk-weighted assets.
Total Loss Absorbing Capacity (TLAC) Leverage Ratio is calculated as TLAC divided by leverage exposures.
Total Shareholder Return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. It includes the change in share price and assumes dividends received were reinvested in additional common shares.
Trading-Related Revenue comprises net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis.
Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
42 BMO Financial Group Third Quarter Report 2026

Investor and Media Information
Investor Presentation Materials
Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2025 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 25, 2026, at 7:15 a.m. (ET). The call may be accessed by telephone at 647-557-5533 (from within Toronto) or 1-888-440-4121 (toll-free outside Toronto), entering Passcode: 89709#. A replay of the conference call can be accessed until October 25, 2026, by calling 647-362-9199 (from within Toronto) or 1-800-770-2030 (toll-free outside Toronto) and entering Passcode: 89709#.
A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact
John Fenton, Head, Public Relations, john.fenton@bmo.com, 416-867-3996

Investor Relations Contacts
Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956
Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)
Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank's DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario M5H 4A6
Telephone: 416-263-9200
Fax: 1-888-453-0330
E-mail: service@computershare.com

For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
1 First Canadian Place, 9th Floor
Toronto, Ontario M5X 1A1
Telephone: 416-867-6785
E-mail: corp.secretary@bmo.com

For further information on this document, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, 1 First Canadian Place, 37th Floor
Toronto, Ontario M5X 1A1

BMO’s 2025 Annual MD&A, audited consolidated financial statements, Annual Information Form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations, www.sedarplus.ca and at www.sec.gov. Printed copies of the bank’s complete 2025 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2027
The next Annual Meeting of Shareholders will be held on Wednesday, April 14, 2027.

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BMO Financial Group Third Quarter Report 2026 69